Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F. 312.701.2361 www.chapman.com

June 12, 2025

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs® Trust
File Nos. 333-146827; 811-22135

Dear Mr. Rosenberg

This letter responds to your comments, provided via remote communication on May 27, 2025, regarding the registration statements filed on Form N-1A for Innovator ETFs® Trust (the “Trust” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on April 8, 2025 (each a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relates to the Innovator U.S. Equity Dual Directional ETF – January, Innovator U.S. Equity Dual Directional ETF – April, Innovator U.S. Equity Dual Directional ETF – July and Innovator U.S. Equity Dual Directional ETF – October (each, a “Fund” and collectively, the “Funds”), each a separate series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) notes that while there is no page limit to summary prospectus, the intent of Form N-1A is that funds prepare a concise summary of key information regarding the fund of approximately 3-4 pages (see IM Guidance 2014-08). The Staff notes the summary prospectus for the Funds are each approximately 20 pages in length. Please evaluate whether there is an opportunity to avoid the lengthy legal and technical discussions that are currently contained in the summary prospectus.

Response to Comment 1

The Registrant has revised the disclosure in accordance with the Staff’s comment, as reflected in Exhibit A (with respect to Innovator Equity Dual Direction 10 Buffer ETF – July) and Exhibit B (with respect to Innovator Equity Dual Direction 15 Buffer ETF – July).

Comment 2 – General

Please inform the Staff of the anticipated operational and seeding date for each Fund.

Response to Comment 2

The Registrant currently has four Funds with 10% buffers filed, with Outcome Periods that align with January, April, July and October. As previously noted to the Staff, the Registrant intends to change two of the Funds to offer two in July with differing buffer levels (9% and 15%) and two in October such buffer levels. In connection therewith, the Funds will implement certain name changes. The below chart details such changes:

Old Fund	New Fund
Innovator U.S. Equity Dual Directional ETF – January	Innovator Equity Dual Directional 10 Buffer ETF – July
Innovator U.S. Equity Dual Directional ETF – April	Innovator Equity Dual Directional 10 Buffer ETF – October
Innovator U.S. Equity Dual Directional ETF – July	Innovator Equity Dual Directional 15 Buffer ETF – July
Innovator U.S. Equity Dual Directional ETF – October	Innovator Equity Dual Directional 15 Buffer ETF – October

The Registrant will make the necessary changes to the Series ID on EDGAR to reflect such changes. Further, the Registrant confirms that outside of changes to reflect the updated buffer level for each Fund, any changes to the Outcome Period, and any changes made in response to the comments received by the Staff, the disclosure across the Funds is substantially identical.

In accordance with prior practice that was agreed upon with the Staff for the launch of the Registrant’s defined outcome funds, the Registrant intends to file an amendment to the Registration Statement approximately two weeks prior to the launch of such Funds that provides an anticipated range for the upside Cap of a given Fund. For the October Funds, the Registrant will delay effectiveness via a 485BXT filing to align with the below timeline. The below chart lays out the anticipated filing, effectiveness, seed, and launch dates for each Fund.

Fund	Cap Range Filing Date	Effective Date	Seed Date	Launch Date
Innovator Equity Dual Directional 10 Buffer ETF – July	June 17, 2025	June 27, 2025	June 30, 2025	July 1, 2025
Innovator Equity Dual Directional 10 Buffer ETF – October	September 17, 2025	September 29, 2025	September 30, 2025	October 1, 2025
Innovator Equity Dual Directional 15 Buffer ETF – July	June 17, 2025	June 27, 2025	June 30, 2025	July 1, 2025
Innovator Equity Dual Directional 15 Buffer ETF – October	September 17, 2025	September 29, 2025	September 30, 2025	October 1, 2025

Comment 3 – Cover Page

The Staff notes each Fund’s prospectus provides the following on the cover page:

“Specifically, the Fund seeks to provide investors with capital appreciation as follows: (1) if the Underlying ETF experiences positive returns over the course of the Outcome Period, participating in the positive price returns that match the performance of the Underlying ETF’s share price (or its “price return”), limited by the Upside Cap defined below, and (2) if the Underlying ETF experiences negative returns over the course of the Outcome Period that are less than or equal to [10]% (the “Inverse Performance Threshold”), provide positive returns that match the absolute value of Underlying ETF losses (“Inverse Performance”).”

The Staff asks the Funds to revise this disclosure to define what the upside cap is.

Response to Comment 3

The Registrant respectfully declines to revise the disclosure referenced above. The Funds define the upside cap in the subsequent bullet point on the cover page and include accompanying disclosure that gives that number additional context. The Registrant believes the current presentation best aids a reasonable investor’s understanding of the Funds.

Comment 4 – Cover Page

The Staff notes each Fund’s prospectus provides the following on the cover page:

“If the Underlying ETF decreases in value beyond the Inverse Performance Threshold over the course of the Outcome Period, the Fund will not provide any positive returns.”

Please revise the disclosure to clarify that not only will the Fund not provide any positive returns, but the Fund will experience losses.

Response to Comment 4

Each Fund has revised the disclosure in accordance with the Staff’s comment, as reflected in Exhibit A and Exhibit B.

Comment 5 – Principal Investment Strategies

The Staff notes the hypothetical performance table should be revised so that the entirety of the “Fund Performance” column notes that returns will be reduced by the Fund’s expenses.

Response to Comment 5

The above-referenced table for each Fund has been revised in accordance with the Staff’s comment, as reflected in Exhibit A and Exhibit B.

Comment 6 – Principal Investment Strategies

The Staff notes that each Fund provides the following in its Principal Investment Strategies section:

“The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”).”

The Staff notes that pursuant to the instructions of Form N-1A, this disclosure should not appear in Item 4 and rather should appear in the management section (Items 5 and 10).

Response to Comment 6

The Registrant respectfully declines to remove the above-referenced disclosure from the response to Item 4 as the Registrant believes it is properly included in accordance with Form N-1A.

The general instructions to Form N-1A provide, among other things, that Items 2 through 8 may not include disclosure other than that required or permitted by those Items. Item 4 of Form N-1A provides that the Fund should,

“[b]ased on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.”

Item 9(b), in turn, provides that the fund must describe how the fund intends to achieve its investment objectives. It further provides that in such discussion, the fund should describe its principal investment strategies, including the particular type or types of securities in which the Fund principally invests, and to“[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell”.

The construction of Items 9(b) and Item 4 permit the disclosure of the identity of the Fund’s investment adviser and investment sub-adviser. Item 9(b) explicitly contemplates the role of a fund’s investment adviser in managing such fund and selecting the fund’s investments, and Item 4 requires the summary of the responses to Item 9(b). The Registrant believes the identity of the investment adviser and investment sub-adviser in implementing the Fund’s strategies is material to investors and is properly disclosed in the principal investment strategies to accurately capture the role of those entities in the management of the Fund. The Registrant believes this is especially true in light of the Funds being actively-managed ETFs. The Registrant finally notes the identity of the investment adviser, sub-adviser and even index provider is routinely disclosed in the principal investment strategies section for a given fund across a variety of ETF sponsors.

Comment 7 – Principal Risks

The Staff notes each Fund’s “Inverse Performance Risk” and believes it would be beneficial for a reasonable investor for the disclosure to include an example of Underlying ETF returns that exceed the Inverse Performance Threshold and the corresponding impact on the Fund’s performance. Please revise.

Response to Comment 7

Each Fund’s prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A and Exhibit B.

*  *  *  *  *  *  *  *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
June 12, 2025

Prospectus

Innovator Equity Dual Directional 10 Buffer ETF™ – July

(Cboe BZX—DDTL)

_______, 2025

Innovator Equity Dual Directional 10 Buffer ETF™ – July (the “Fund”) is a series of
Innovator ETFs® Trust (the “Trust”) and is an actively managed ETF.

•	The Fund employs a “defined outcome strategy.” Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The pre-determined outcomes sought by the Fund, which include the buffer, inverse performance and upside cap discussed below (“Outcomes”), are based upon the performance of the share price of the SPDR® S&P 500® ETF Trust (the “Underlying ETF”) over an approximately one-year period from July 1 through June 30 of the following year (the “Outcome Period”). The current Outcome Period is from July 1, 2025 through June 30, 2026. The Fund will not terminate after the conclusion of the Outcome Period. After the conclusion of the Outcome Period, another will begin. There is no guarantee that the Outcomes for an Outcome Period will be realized.

•	The Fund seeks to provide shareholders that hold shares of the Fund (“Shares”) for the entire Outcome Period with a “dual direction” of positive returns, meaning the possibility of positive returns regardless of the direction of performance of the Fund’s reference asset. Specifically, the Fund seeks to provide investors with capital appreciation as follows: (1) if the Underlying ETF experiences positive returns over the course of the Outcome Period, participating in the positive price returns that match the performance of the Underlying ETF’s share price (or its “price return”), limited by the Upside Cap defined below, and (2) if the Underlying ETF experiences negative returns over the course of the Outcome Period that are less than or equal to 10% (the “Inverse Performance Threshold”), provide positive returns that match the absolute value of Underlying ETF losses (“Inverse Performance”). If the Underlying ETF experiences losses over the course of the Outcome Period that exceed the Inverse Performance Threshold, the Fund seeks to provide price returns that are 10% less than the Underlying ETF losses over the course of the Outcome Period (the “Buffer”).

•	Fund shareholders are subject to an upside return cap (the “Upside Cap”) that represents the maximum percentage return an investor can achieve from an investment in the Fund over the duration of the Outcome Period if the Underlying ETF experiences positive returns over the course of the Outcome Period. The Upside Cap is set on the first day of the Outcome Period and is ___% prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of 0.79% of the Fund’s average daily net assets is taken into account, the Upside Cap is ___%. The Upside Cap will be further reduced by any shareholder transaction fees, any acquired fund fees and expenses incurred by the Fund, and any extraordinary expenses incurred by the Fund. The Upside Cap is likely to rise or fall from one Outcome Period to the next. Please note, if the Outcome Period has begun and the Fund has increased in value to a level near the Upside Cap, an investor purchasing Shares at that price has little or no ability to achieve gains but remains vulnerable to downside risks.

•	The Fund seeks to provide positive returns equal to the absolute value of the Underlying ETF’s price decreases (“Inverse Performance”) if the Underlying ETF’s losses over the course of the Outcome Period do not exceed the Inverse Performance Threshold. If the Underlying ETF decreases in value beyond the Inverse Performance Threshold over the course of the Outcome Period, the Fund will not provide any positive returns and rather will experience losses of the Underlying ETF offset by the Buffer. Further, if the Outcome Period has begun and the Underlying ETF has decreased in value below its initial value the onset of the Outcome Period, an investor purchasing Shares at this point may not experience Inverse Performance to the extent of the Inverse Performance Threshold and will remain vulnerable to downside risks. It is possible for small price movements of the Underlying ETF at the end of an Outcome Period to cause a sudden change from positive to negative returns in value of the Fund. If such movements caused the Inverse Performance Threshold to be breached, the Fund would forfeit all positive returns experienced through Inverse Performance and would instead experience losses of the Underlying ETF offset by the Buffer.

•	In the event the Underlying ETF’s losses over the duration of the Outcome Period exceed the Inverse Performance Threshold, the Fund also seeks to provide shareholders that hold Shares for the entire Outcome Period with the Buffer, such that the Fund seeks to provide returns that are 10% less than the Underlying ETF’s losses over the course of the Outcome Period. The Buffer is provided prior to taking into account annual Fund management fees, transaction fees, any acquired fund fees and expenses experienced by the Fund, and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is 9.21%. If the Outcome Period has begun and the Fund has increased in value, an investor purchasing Shares at that price will experience losses that exceed the Buffer if the Underlying ETF, then experiences losses that exceed the Buffer over the course of the Outcome Period. An investment in the Fund is only appropriate for shareholders willing to bear those losses.

•	The Fund invests in FLexible EXchange® Options (“FLEX Options”) on the Underlying ETF. FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”). The Fund’s strategy has been specifically designed to produce the Outcomes based upon the Underlying ETF’s price return at the conclusion of the Outcome Period. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF to the extent of its FLEX Options investments. The Outcomes may only be realized by investors who hold Shares at the outset of the Outcome Period and continue to hold them until the conclusion of the Outcome Period. Investors that purchase Shares after the Outcome Period has begun or sell Shares prior to the Outcome Period’s conclusion may experience investment returns that are very different from those that the Fund seeks to provide.

•	The Fund’s website, www.innovatoretfs.com/ddtl, provides important Fund information (including, among other items, Outcome Period start and end dates and information relating to the Upside Cap, Buffer and Inverse Performance Threshold), as well information relating to the potential outcomes of an investment in the Fund on a daily basis. If you are contemplating purchasing Shares, please visit the Fund’s website. The Fund’s strategy is designed to produce the Outcomes upon the expiration of its FLEX Options investments on the last day of the Outcome Period. It should not be expected that the Outcomes, including the net effect of the Fund’s annual management fee on the Upside Cap, Buffer and Inverse Performance, will be provided at any point prior to the last day of the Outcome Period. Investors considering purchasing Shares after the Outcome Period has begun or selling Shares prior to the end of the Outcome Period should visit the Fund’s website to fully understand potential investment outcomes. An investor that holds Shares through multiple Outcome Periods may fail to experience gains comparable to those of the Underlying ETF over time because at the end of each Outcome Period, a new Upside Cap will be established based on the then-current price of the Underlying ETF and any gains experienced by the Underlying ETF above the prior Upside Cap will be forfeited. Similarly, an investor that holds Shares through multiple Outcome Periods will be unable to recapture losses from prior Outcome Periods because at the end of each Outcome Period, a new Buffer will be established based on the then-current price of the Underlying ETF and any losses experienced by the Fund will be locked-in. Moreover, the annual imposition of a new Upside Cap on future gains may make it difficult to recoup any losses from the prior Outcome Periods such that, over multiple Outcome Periods, the Fund may have losses that exceed those of the Underlying ETF.

Although the Fund seeks to achieve its investment objective, there is no guarantee that it will do so. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund. The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors.

The Fund lists and principally trades its Shares on the Cboe BZX Exchange, Inc. (“Cboe” or the “Exchange”). Market prices may differ to some degree from the net asset value (“NAV”) of Shares. Unlike mutual funds, the Fund issues and redeems Shares at NAV only in large blocks of Shares called “Creation Units.” The Fund is a series of the Trust and is an actively managed exchange-traded fund organized as a separate series of a registered management investment company.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	1

Additional Information About the Fund’s Principal Investment Strategies	20

Fund Investments	24

Additional Risks of Investing in the Fund	25

Management of the Fund	36

How to Buy and Sell Shares	38

Dividends, Distributions and Taxes	39

Distributor	44

Net Asset Value	44

Fund Service Providers	46

Premium/Discount Information	46

Other Investment Companies	46

Financial Highlights	46

Innovator Equity Dual Directional 10 Buffer ETF™ – July

Investment Objective

The Fund seeks to provide investors with (1) capital appreciation by (i) participating in the positive price returns of the SPDR® S&P 500® ETF Trust (the “Underlying ETF”), up to the upside cap of [___]% (prior to taking into account management fees and other fees) over the period from July 1, 2025 through June 30, 2026 (the “Outcome Period”) and (ii) if the Underlying ETF experiences negative returns over the course of the Outcome Period that are less than or equal to 10% (the “Inverse Performance Threshold”), provide positive returns that match the absolute value of the Underlying ETF losses for the Outcome Period; and (2) buffered returns against Underlying ETF losses that are 10% less than the Underlying ETF’s losses over the course of the Outcome Period (prior to taking into account management fees and other fees), if Underlying ETF losses exceed the Inverse Performance Threshold.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell Shares. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.79%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

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Principal Investment Strategies

General Strategy Description. Due to the unique mechanics of the Fund’s strategy, which are described in detail below, the return an investor can expect to receive from an investment in the Fund has characteristics that are distinct from many other investment vehicles. It is important that an investor understand these characteristics before making an investment in the Fund. The Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in investments that provide exposure to the SPDR® S&P 500® ETF Trust (the “Underlying ETF”).

The Fund’s strategy has been specifically designed to produce the “Outcomes” described below based upon the performance of the Underlying ETF’s share price (i.e., its price return) over the duration of an approximately one-year period from July 1 through June 30 of the following year (the “Outcome Period”). The Fund seeks to provide shareholders who hold Shares for the entire Outcome Period with a “dual direction” of positive returns, meaning the Fund seeks to provide positive returns regardless of whether the Underlying ETF share price increases or decreases in value over the course of the Outcome Period, subject to certain limitations detailed herein. As discussed further below, the Fund seeks to provide the following Outcomes:

•	Capital Appreciation:

o	If the Underlying ETF experiences positive price returns over the course of the Outcome Period, the Fund seeks to provide the positive price performance of such returns over the course of the Outcome Period, limited by an upside return cap (the “Upside Cap”) that represents the maximum percentage return an investor can achieve from an investment in the Fund for the Outcome Period if the Underlying ETF appreciates in value; or

o	If the share price of the Underlying ETF decreases in value by an amount less than or equal to 10% (the “Inverse Performance Threshold”) over the course of the Outcome Period, the Fund seeks to provide positive price returns that match the absolute value of Underlying ETF losses (“Inverse Performance”) up to a maximum return of 10.00% that shareholder can obtain via Inverse Performance (the “Inverse Performance Cap”) over the course of the Outcome Period.

•	Buffered Returns:

o	If the Underlying ETF experiences losses over the course of the Outcome Period that exceed the Inverse Performance Threshold, the Fund seeks to provide returns that are 10% less than the Underlying ETF losses over the course of the Outcome Period (the “Buffer”).

The Fund invests in option contracts, specifically FLEX Options, to pursue its investment objective and seek to provide the Outcomes. The reference asset for all of the Fund’s FLEX Options is the Underlying ETF. The SPDR® S&P 500® ETF Trust is an exchange-traded unit investment trust that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. The S&P 500® Index is a stock market index tracking the stock performance of 500 leading companies listed on stock exchanges in the United States. The Underlying ETF has exposure to equity securities of companies, including companies with large capitalizations. Through its use of FLEX Options on the Underlying ETF, the Fund has significant exposure to companies in the information technology sector. For more information on the Underlying ETF, please see the section of the prospectus entitled “Additional Information About the Fund’s Principal Investment Strategies.”

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The current Outcome Period is from July 1, 2025 through June 30, 2026. Upon conclusion of the Outcome Period, the Fund will receive the cash value of all the FLEX Options it held for the prior Outcome Period. It will then invest in a new series of FLEX Options with an expiration date of approximately one year in the future, and a new Outcome Period will begin. The Outcomes may only be realized by investors who continuously hold Shares from the commencement of the Outcome Period until its conclusion. Investors who purchase Shares after the Outcome Period has begun or sell Shares prior to the Outcome Period’s conclusion may experience investment returns that are very different from those that the Fund seeks to provide.

The hypothetical graphical illustration provided below is designed to illustrate the Outcomes that the Fund seeks to provide for investors who hold Shares for the entirety of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF to the extent of its FLEX Options investments. The Fund is not an appropriate investment for income-seeking investors.

3

The following table contains hypothetical examples designed to illustrate the Outcomes the Fund seeks to provide over an Outcome Period, based upon the performance of the Underlying ETF from -100% to 100%. The table is provided for illustrative purposes and does not provide every possible performance scenario for Shares over the course of an Outcome Period.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The table is not intended to predict or project the performance of the FLEX Options or the Fund. Fund shareholders should not take this information as an assurance of the expected performance of the Underlying ETF or return on Shares. The actual overall performance of the Fund will vary with fluctuations in the value of the FLEX Options during the Outcome Period, among other factors. Please refer to the Fund’s website, www.innovatoretfs.com/ddtl, which provides updated information relating to this table on a daily basis throughout the Outcome Period; see also “Additional Information About the Fund’s Principal Investment Strategies” in the Fund’s prospectus for additional information regarding Fund performance profile.

Underlying ETF Performance	Fund Performance*
100%	___%
80%	___%
70%	___%
60%	___%
50%	___%
40%	___%
30%	___%
20%	___%
10%	10%
5%	5%
0%	0%
(2.50)%	2.50%
(5)%	5%
(10)%	10%
(15)%	(5)%
(20)%	(10)%
(30)%	(20)%
(40)%	(30)%
(50)%	(40)%
(60)%	(50)%
(70)%	(60)%
(80)%	(70)%
(90)%	(80)%
(100)%	(90)%

*  The Fund’s returns listed herein are provided prior to taking into account any fees or expenses charged to shareholders.  The Fund’s annual management fee of 0.79% of the Fund’s average daily net assets, any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund will have the effect of reducing the returns listed herein.

The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”). The Fund is classified as a “non-diversified company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

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Use of FLEX Options. The Outcomes may be achieved by purchasing and selling call and put FLEX Options to create layers within the Fund’s portfolio. In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price. FLEX Options are exchange-traded option contracts with uniquely customizable terms. The FLEX Options that comprise the Fund’s portfolio each reference the Underlying ETF and are set to expire on the last day of the Outcome Period. The customizable nature of FLEX Options allows the Sub-Adviser to select the share price at which the Underlying ETF will be exercised at the expiration of each FLEX Option. This is commonly known as the “strike price.” At the commencement of the Outcome Period, the Sub-Adviser specifically selects the strike price for each FLEX Option such that when the FLEX Options are exercised on the final day of the Outcome Period, the Outcomes may be obtained, depending on the performance of the Underlying ETF’s price return over the duration of the Outcome Period. The Fund utilizes European style option contracts, which are exercisable only on the expiration date of the option contract. Each of the FLEX Options purchased and sold throughout the Outcome Period are expected to have the same or substantially similar terms (i.e., strike price and expiration) as the corresponding FLEX Options purchased and sold on the first day of the Outcome Period.

The Outcome Period. The Outcomes sought by the Fund are based upon the Fund’s NAV at the outset of the Outcome Period. The Outcome Period begins on the day the FLEX Options are entered into and ends on the day they expire. Each FLEX Option’s value is ultimately derived from the performance of the Underlying ETF’s share price during that time. Because the terms of the FLEX Options don’t change, the Upside Cap, Inverse Performance, Inverse Performance Threshold and Buffer all relate to the Fund’s NAV and/or the share price of the Underlying ETF on the first day of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes.

A shareholder that purchases Shares after the commencement of the Outcome Period will likely have purchased Shares at a different NAV than the NAV on the first day of the Outcome Period (i.e., the NAV upon which the Outcomes are based) and may experience investment outcomes very different from those sought by the Fund. Additionally, since the FLEX Options are exercisable only on the final day of the Outcome Period, a shareholder that sells Shares prior to the end of the Outcome Period may also experience investment outcomes very different from those sought by the Fund. To achieve the Outcomes sought by the Fund for the Outcome Period, an investor must be holding Shares at the time that the Fund enters into the FLEX Options and on the day those FLEX Options expire. Investors considering purchasing Shares after the commencement of the Outcome Period or selling Shares prior to the conclusion of the Outcome Period should understand the impact of such actions versus the Fund’s sought-after Outcomes.

Upside Cap on Potential Upside Returns. Unlike other investment products, the potential upside returns an investor can receive from an investment in the Fund over the Outcome Period is subject to the Upside Cap. The Upside Cap represents the maximum percentage return an investor can achieve from an investment in the Fund over the duration of the Outcome Period if the Underlying ETF experiences positive returns over the course of the Outcome Period. Therefore, even though the Fund’s returns are based upon the performance of the Underlying ETF’s share price, if the Underlying ETF’s share price experiences returns for the Outcome Period in excess of the Upside Cap, the Fund will not participate in excess returns. The Upside Cap is determined on the first day of the Outcome Period and is ___% prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of 0.79% of the Fund’s average daily net assets is taken into account, the Upside Cap is ___%. The Upside Cap will be further reduced by any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund. The Upside Cap will change from one Outcome Period to the next based upon prevailing market conditions at the beginning of the Outcome Period. The Upside Cap is also set forth on the Fund’s website at www.innovatoretfs.com/ddtl.

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Inverse Performance. In addition to seeking to provide positive returns if the Underlying ETF appreciates in value over the course of the Outcome Period, the Fund also seeks to provide positive returns if the Underlying ETF decreases in value over the course of the Outcome Period. If the Underlying ETF decreases in value over the course of the Outcome Period by an amount less than or equal to the Inverse Performance Threshold (-10%), the Fund seeks to provide returns that are equal to the absolute value of Underlying ETF losses, prior to taking into account any fees or expenses charged to shareholders, which will have the effect of lessening returns experienced by shareholders. The Inverse Performance Cap (i.e., the maximum return that shareholders can obtain via Inverse Performance) is 10.00%, prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of 0.79% of the Fund’s average daily net assets is taken into account, the net Inverse Performance Cap is 9.21%. The Fund’s Inverse Performance Cap will be further reduced by any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund.

It is possible that the Fund will drop in value significantly at the end of the Outcome Period if the Inverse Performance Threshold is breached. The Inverse Performance Threshold is measured at the end of the Outcome Period when the Fund’s FLEX Options expire, and therefore the Inverse Performance Threshold is operative only on the final day of the Outcome Period. If the Underlying ETF decreases in value beyond the Inverse Performance Threshold at the end of the Outcome Period, the Fund will not provide any positive returns and rather will experience losses of the Underlying ETF offset by the Buffer. Accordingly, the Fund’s NAV could drop significantly as a result of the Inverse Performance Threshold being exceeded at the end of the Outcome Period, and any gains experienced by the Fund will be lost, offset by the Buffer. For example, if at the end of the Outcome Period the Underlying ETF has depreciated in value by -9%, the Fund seeks to provide returns of 9%, prior to taking into account any fees or expenses charged to shareholders. However, if the Underlying ETF depreciated by -11% over the course of the Outcome Period, the Fund would forfeit all gains and, through the operation of the Buffer, seek to provide returns of -1%. Large movements in the price of the Underlying ETF at the end of the Outcome Period exacerbates this risk. Separately, if the Outcome Period has begun and the Underlying ETF has decreased in value below its initial value the onset of the Outcome Period, an investor purchasing Shares at this point may not experience Inverse Performance to the extent of the Inverse Performance Threshold and will remain vulnerable to downside risks. An investment in the Fund is only appropriate for shareholders willing to bear those losses.

Buffer. The Buffer seeks to provide returns that, if the Underlying ETF experiences losses that exceed the Inverse Performance Threshold, are 10% less than the losses of the Underlying ETF over the course of the Outcome Period; however, there is no guarantee that the Fund will be successful in its attempt to provide buffered returns. After the Underlying ETF’s share price has decreased by more than 10%, the Fund will experience all subsequent losses on a one-to-one basis. The Buffer is provided prior to taking into account annual Fund management fees, transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is 9.21%. The Fund’s strategy is designed to produce the Outcomes upon the expiration of its FLEX Options investments on the last day of the Outcome Period. Therefore, it should not be expected that the Buffer, including the net effect of the Fund’s annual management fee on the Buffer, will be provided at any point prior to the last day of the Outcome Period. If an investor is considering purchasing Shares during the Outcome Period, and the Fund has already decreased in value by an amount that exceeds the Inverse Performance Threshold, an investor purchasing Shares at that price will have increased gains available prior to reaching the Upside Cap but may not benefit from the Buffer that the Fund seeks to provide for the remainder of the Outcome Period as any subsequent losses will be experienced on a one-to-one basis. Conversely, if an investor is considering purchasing Shares during the Outcome Period and the Fund has already increased in value, then a shareholder may experience losses that exceed the Buffer, which is not guaranteed. A shareholder may lose their entire investment. While the Fund seeks to limit losses to 90% for shareholders who hold Shares for the entire Outcome Period, there is no guarantee it will successfully do so. An investment in the Fund is only appropriate for shareholders willing to bear those losses.

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Fund Rebalance. The Fund is a continuous investment vehicle. It does not terminate and distribute its assets at the conclusion of each Outcome Period. On the termination date of an Outcome Period, the Sub-Adviser will invest in a new set of FLEX Options and another Outcome Period will commence. Approximately one week prior to the end of each Outcome Period, the Fund will file a prospectus supplement, which will alert existing shareholders that an Outcome Period is approaching its conclusion and disclose the anticipated ranges for the Upside Cap for the next Outcome Period.  Following the close of business on the last day of the Outcome Period, the Fund will file a prospectus supplement that discloses the Fund’s final Upside Cap (both gross and net of the unitary management fee) for the next Outcome Period.  This information is available on the Fund’s website, www.innovatoretfs.com/ddtl, which also provides information relating to the Outcomes, including the Fund’s position relative to the Upside Cap, Inverse Performance Threshold and Buffer, of an investment in the Fund on a daily basis. Important information relating to the Fund, including information relating to the Upside Cap, Inverse Performance Threshold and Buffer, is communicated on the Fund’s website.

The Fund’s website, www.innovatoretfs.com/ddtl, provides information relating to the Outcomes, including the Fund’s position relative to the Upside Cap, Inverse Performance Threshold and Buffer, of an investment in the Fund on a daily basis.

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved. Each risk noted below is considered a principal risk of investing in the Fund, regardless of the order in which it appears. The significance of each risk factor below may change over time, and you should review each risk factor carefully.

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Defined Outcome Strategy Risk. The Fund, in employing a “defined outcome strategy” is subject to certain unique risks, which are detailed below.

Buffered Loss Risk. There can be no guarantee that the Fund will be successful in its strategy to provide the protection of the Buffer against Underlying ETF losses if the Underlying ETF’s price return decreases by more than the Inverse Performance Threshold over the duration of the Outcome Period. A shareholder may lose their entire investment. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the Buffer that the Fund seeks to provide may not be available. Further, if an investor purchases Shares during the Outcome Period and the Fund’s NAV has increased in value versus its NAV at the commencement of the Outcome Period, such shareholder may experience losses that exceed the Fund’s sought-after Buffer if the Underlying ETF experiences losses that exceed the Inverse Performance Threshold at the end of the Outcome Period. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

Capped Upside Return Risk. The Fund’s strategy seeks to participate in the positive returns of the Underlying ETF, if any, subject to the Upside Cap. In the event that the Underlying ETF experiences gains in excess of the Upside Cap for the Outcome Period, the Fund will not participate in, and will underperform the Underlying ETF to the extent of, those gains beyond the Upside Cap. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into, there may be little or no ability for that investor to experience an investment gain on their Shares. Further, because the FLEX Options are designed in part to produce returns that match the increases in the price return of the Underlying ETF (subject to the Upside Cap) on the last day of the Outcome Period, if an investor sells Shares prior to the expiration date of the FLEX Options such investor may sell at a point where the Fund’s performance does not match the performance of the Underlying ETF over the Outcome Period, and therefore may sell at a point where the Fund has underperformed the Underlying ETF. The Fund seeks to actively manage its portfolio such that any transaction fees incurred by the Fund in connection with the management of the Fund’s assets will not impact the Fund’s performance in seeking to provide upside exposure to the Underlying ETF or the Fund’s ability to experience returns that match the Upside Cap, to the extent the returns of the Underlying ETF are equal to or greater than the Upside Cap. However, it is not guaranteed that the Fund will be able to successfully manage its assets to contemplate the transaction fees incurred by the Fund to achieve the Outcomes sought by the Fund.

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Inverse Performance Risk. The Fund’s strategy seeks to provide positive returns that are equal to the absolute value of Underlying ETF losses if the Underlying ETF decreases in value over the course of the Outcome Period by an amount less than or equal to the Inverse Performance Thresholds. There is no guarantee that the Fund will be successful in its strategy to experience Inverse Performance, and if certain of the FLEX Options fail, investors could experience losses irrespective of the Inverse Performance Threshold. Further, the Fund establishes the Inverse Performance Threshold based on the performance of the Underlying ETF over the duration of the Outcome Period, calculated from the commencement of the Outcome Period to its conclusion. Although the Inverse Performance and effect of the Inverse Performance Threshold is only measured at the end of the Outcome Period, the Fund’s NAV is expected to change over the course of the Outcome Period as a result of changes in the value of the Underlying ETF. Accordingly, during the Outcome Period, the Fund may be subject to significant changes in its NAV that is based on the Underlying ETF’s losses versus the commencement of the Outcome Period and additional factors impacting the value of the Fund’s FLEX Options (see “Derivates Risk” and “—FLEX Options Risk” and “—Option Contracts Risk” below). If the Underlying ETF’s value is at or near the Inverse Performance Threshold near the end of the Outcome Period, a small change in the value of the Underlying ETF could result in a significant change in the value of the Fund’s FLEX Options, and therefore the Fund’s NAV. For example, if the Underlying ETF has decreased in value by -9% at the end of the Outcome Period, the Fund seeks to provide 9% in gains, prior to the consideration of any fees and expenses. However, if the Underlying ETF were to decrease in value by -11% at the end of the Outcome Period, the Fund will not provide any inverse performance and rather will seek to provide returns that are 10% less than the losses of the Underlying ETF (i.e., -1% losses) through the implementation of the Buffer. Shareholders therefore could experience significant losses towards the end of an Outcome Period based on small price movements in the value of the Underlying ETF (see “Additional Information About the Fund’s Principal Investment Strategies” for further information and examples). Further, after the commencement of the Outcome Period an investor purchases Shares and the Fund’s NAV has increased due to Inverse Performance, such investor will have less Inverse Performance available before the Inverse Performance Cap is reached. If the Underlying ETF has experienced losses beyond the Inverse Performance Threshold, an investor that purchases at this time will not experience gains from subsequent losses experienced by the Underlying ETF. Investors should understand these risks before investing.

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes described herein if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to provide.

Upside Cap Change Risk. A new Upside Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions at the time the Upside Cap is established. As such, the Upside Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a return that matches the increases in the price of the Underlying ETF over the Outcome Period, subject to a maximum return imposed by the Upside Cap. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, the returns realized by such investor may not match those that the Fund seeks to achieve.

Derivatives Risk. To employ the Fund’s defined outcome strategy, the Fund utilizes derivative instruments, specifically, FLEX Options. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms, which can magnify potential for gain or loss and, therefore, amplify the effects of market volatility on share price. In addition to the foregoing, the Fund is subject to the following risks associated with its use of derivative instruments:

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Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to, and receive payments from, a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any option contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for its FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. The loss of a clearing member for the Fund to transact with could result in increased transaction costs and other operational issues that could impede the Fund’s ability to implement its investment strategy. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options may vary because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. These factors may cause the value of the Fund’s FLEX Options to achieve less correlation, or deviate from, the returns experienced by the Underlying ETF prior to the expiration date of such FLEX Options. That notwithstanding, the value of the FLEX Options held by the Fund typically will not increase or decrease at the same level as the Underlying ETF’s price return on a day-to-day basis due to these factors, although it is expected that they generally will move in the same direction.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the event an OCC clearing member that is a counterparty of the Fund were to become insolvent, the Fund may have some or all of its FLEX Options closed without its consent or may experience delays or other difficulties in attempting to close or exercise its affected FLEX Options positions, both of which would impair the Fund’s ability to deliver on its investment strategy. The OCC’s rules and procedures are designed to facilitate the prompt settlement of options transactions and exercises, including for clearing member insolvencies. However, there is the risk that the OCC and its backup system will fail if clearing member insolvencies are substantial or widespread. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

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FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities, such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the price return of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The FLEX Options held by the Fund are exercisable at the strike price on their expiration date. As a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the Underlying ETF. However, prior to such date, the value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s price return on a day-to-day basis (although they generally move in the same direction). The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized option contracts. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. Additionally, the liquidation of a large number of FLEX Options may more significantly impact the price in a less liquid market. Further, the Fund requires a sufficient number of participants to facilitate the purchase and sale of options on an exchange to provide liquidity to the Fund for its FLEX Option positions. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

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Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, changes in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. There may at times be an imperfect correlation between the movement in values option contracts and the reference asset, and there may at times not be a liquid secondary market for certain option contracts.  The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 under the 1940 Act (“Rule 18f-4”) in its usage of FLEX Options. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to deliver the sought-after Outcomes.

Underlying ETF Risk. The Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein (see “Risks Associated with ETFs” herein). However, the risks of investing in an ETF also include the risks associated with the underlying investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its exposure to the Underlying ETF:

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of shares will fluctuate with changes in the value of the equity securities the Underlying ETF invests in.

Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

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Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Concentration Risk. Through its exposure to the Underlying ETF, the Fund has exposure to the securities of a particular industry or group of industries to the same extent as the Underlying ETF. To the extent the Fund has significant exposure in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, or custodian can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) a significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes or interpretations affecting the treatment of FLEX Options. If these factors were to occur, the Fund may be unable to achieve its investment objective, and investors may not receive the Outcomes described herein.

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Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Sub-Adviser will properly implement the Fund’s investment strategy and therefore the Fund may not achieve its investment objective or its sought-after Outcomes.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. The value of Shares may also decline as a result of market conditions. Factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of Shares. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s portfolio investments and could result in disruptions in the trading markets.

Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to sell) on Shares may widen.

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Cash Transactions Risk. The Fund may effectuate all or a portion of the issuance and redemption of Creation Units for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effectuates its Creation Units only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds and may be forced to recognize gains. The Fund intends to distribute gains that arise by virtue of the issuance and redemption of Creation Units being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in the market price of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Upside Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV and the bid/ask spread on Shares may widen.

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Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Tax Risk. The Fund intends to qualify as a “regulated Investment company” (“RIC”), however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund's options strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Internal Revenue Code of 1986, as amended. If, in any year, the Fund fails to qualify as a regulated investment company under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.

The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

To maintain its status as a RIC, the Fund must distribute 90% of its investment company taxable income annually. In addition, to avoid a non-deductible excise tax, the Fund must distribute 98% of its ordinary income and 98.2% of its capital gain net income. Separately, depending upon the circumstances, sales to fund redemptions could cause the Fund to recognize income that the Fund is required to distribute to maintain the Fund's RIC status and avoid the excise tax. Funding such distributions could require additional sales, which could require more distributions and affect the projected performance of the Fund. Alternatively, if the Fund only makes distributions to maintain its RIC status and becomes subject to the excise tax, that could also affect the projected performance of the Fund. In either case, the assets sold to fund redemptions, distributions or pay the excise tax will not be available to assist the Fund in meeting its target outcome.

In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the valuation of the Fund’s FLEX Options will become more difficult. In market environments where there is reduced availability of reliable objective pricing data, the judgment of the Fund’s investment adviser in determining the fair value of the security may play a greater role. While such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

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The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Adviser

Milliman Financial Risk Management LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Robert T. Cummings — Principal, Senior Director, Head of Portfolio Management at Milliman

•	Rebekah Lipp — ETF Portfolio Manager at Milliman

Each of the portfolio managers is primarily and jointly responsible for the day-to-day management of the Fund and has served in such capacity since the Fund’s inception in June 2025.

Purchase and Sale of Shares

The Fund issues and redeems Shares at NAV only with authorized participants that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

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Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

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Investor Suitability Considerations

You should only consider this investment if:	You should not consider this investment if:

• you fully understand the risks inherent in an investment in Shares;	• you do not fully understand the risks inherent in an investment in Shares;
• you desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s price return over the Outcome Period;	• you do not desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s price return over the Outcome Period;
• you are willing to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;	• you are unwilling to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;
• you seek a product that seeks to provide a “dual direction” of positive returns;	• you do not seek a product that seeks to provide a “dual direction” of positive returns;
• you fully understand that investments made when the Fund is at or near to the Upside Cap may have limited to no upside;	• you do not fully understand that investments made when the Fund is at or near to the Upside Cap may have limited to no upside;
• you seek the protection of the Buffer on Underlying ETF losses for an investment held for the duration of the entire Outcome Period (if losses exceed the Inverse Performance Threshold) and understand that there is no guarantee that the Fund will be successful in its attempt to provide protection through the Buffer in such event;	• you seek an investment that provides total protection against all Underlying ETF losses for an investment held for the duration of an Outcome Period and do not understand that any protection provided by the Buffer, in the event Underlying ETF losses exceed the Inverse Performance Threshold over the course of the Outcome Period, is not guaranteed;
• you seek a product that provides for the Inverse Performance of Underlying ETF losses, subject to the Inverse Performance Cap;	• you do not seek a product that provides for any Inverse Performance of the Underlying ETF losses subject to the Inverse Performance Cap, or you seek a product that provides Inverse Performance for the entirety of Underlying ETF losses over an Outcome Period;
• you understand that the Outcomes described herein are provided prior to taking into account annual Fund management fees, shareholder transaction fees, acquired fund fees and expenses, if any, and any extraordinary expenses incurred by the Fund;	• you do not understand that the Outcomes described herein are provided prior to taking into account annual Fund management fees, shareholder transaction fees, acquired fund fees and expenses, if any, and any extraordinary expenses incurred by the Fund;
• you are willing to forgo any gains in excess of the Upside Cap;	• you are unwilling to forgo any gains in excess of the Upside Cap;
• you understand that the Fund’s NAV may experience significant movements at the end of the Outcome Period based on the Underlying ETF’s position relative to the Inverse Performance Threshold and are willing to bear such risks;	• you do not understand that the Fund’s NAV may experience significant movements at the end of the Outcome Period based on the Underlying ETF’s position relative to the Inverse Performance Threshold or are unwilling to bear such risks;
• you understand that the Fund’s Outcomes do not contemplate any dividends paid to the Fund, and the Fund will not receive or benefit from any dividend payments to the extent of its FLEX Option investments;	• you do not fully understand that the Fund’s Outcomes do not contemplate any dividends paid to the Fund, and that the Fund will not receive or benefit from any dividend payments to the extent of its FLEX Option investments;
• you fully understand that investments made after the Outcome Period has begun may not fully benefit from the Buffer;	• you do not fully understand that investments made after the Outcome Period has begun may not fully benefit from the Buffer;
• you are willing to accept the risk of losing your entire investment; and	• you are unwilling to accept the risk of losing your entire investment; and
• you have visited the Fund’s website and understand the investment outcomes available to you based upon the time of your purchase.	• you have not visited the Fund’s website and do not understand the investment outcomes available to you based upon the timing of your purchase.

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Additional Information About the Fund’s Principal Investment Strategies

The Fund’s principal investment strategy seeks to produce the Outcomes based upon the performance of the Underlying ETF. The Fund seeks to provide shareholders that hold their Shares for the entire Outcome Period with a “dual direction” of positive returns, meaning the possibility of positive returns regardless of the direction of performance of the Fund’s reference asset. There is no guarantee that the Fund will be successful in its attempt to provide the sought-after Outcomes.

The Fund’s investment objective is considered non-fundamental and may be changed by the Board without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval. As noted above, the Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act. For the purposes of this policy, the Fund will use the notional value of the Fund’s FLEX Option contracts and will value its FLEX Options at mark-to-market. The Fund has adopted a policy to provide the Fund’s shareholders with at least sixty (60) days’ prior notice of any change in this policy.

The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups. As of the date of this prospectus, the Underlying ETF had significant investments in information technology companies.

As described on the cover of this prospectus, in “Principal Investment Strategies” and in “Principal Risks,” there are risks associated with an investment in the Fund and there is no guarantee the Fund achieve the Outcomes it seeks to provide. The Fund’s unique characteristics (i.e., the imperative of holding Shares for the entire Outcome Period, the Upside Cap, Inverse Performance, Inverse Performance Threshold and Buffer) distinguish it from other investment products and may make it an unsuitable some investors. To help decide whether an investment in the Fund is appropriate based upon individual circumstances, please see “Investor Suitability Considerations” in this Prospectus.

The Outcomes

The Fund seeks to provide investors who hold Shares for the duration of the Outcome Period with a “dual direction” of positive returns, meaning the Fund seeks to provide positive returns regardless of whether the Underlying ETF share price increases or decreases in value over the course of the Outcome Period, through the implementation of the Upside Cap, Inverse Performance and Inverse Performance Threshold. If the Inverse Performance Threshold is breached, the Fund seeks to Buffer losses such that the Fund experiences losses that are 10% less than the Underlying ETF. All of the Outcomes are provided prior to the consideration of the Fund’s annual management fees, any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund. For the purpose of this prospectus, “extraordinary expenses” are non-recurring expenses that may incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Fund shareholders. The Outcomes are designed to produce the below investment profile, and additional information regarding certain of the components of the Fund’s sought-after Outcomes is described further herein. The below hypothetical graphical illustration is designed to illustrate the Outcomes that the Fund seeks to provide for investors who hold Shares for the entirety of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The Outcomes that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund.

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The Upside Cap

The Upside Cap is a result of the design of the Fund’s principal investment strategy. In order to provide the Inverse Performance and Buffer, the Fund enters into a series of FLEX Option contracts. As the purchaser of certain of these FLEX Options, the Fund is obligated to pay a premium to the seller of those FLEX Options. However, the strategy is designed so that any premiums that the Fund is obligated to pay are offset by premiums it receives in connection with the selling of FLEX Options. On the first day of the Outcome Period when the Fund enters into its other FLEX Options positions, the portfolio managers will calculate the amount of premiums that the Fund will owe in order to provide the Inverse Performance and Buffer and will then go into the market and sell a call FLEX Option with terms that entitle the Fund to receive a premium in an amount equal to the amount that the Fund would otherwise owe. The Upside Cap is the strike price of that sold call FLEX Option. The strike price is determined based upon prevailing market conditions at the time the Fund enters into the FLEX Options, most notably current interest rate levels, volatility in the Underlying ETF’s price return, and the relationship of put and calls on the underlying FLEX Options.

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The Upside Cap will change from one Outcome Period to the next based upon prevailing market conditions at the beginning of the Outcome Period. The Upside Cap, and the Fund’s position relative to it, should be considered before investing in the Fund. If an investor is considering purchasing Shares during the Outcome Period, and the Fund has already increased in value to a level near to the Upside Cap, an investor purchasing Shares at that price has limited to no gains available for the remainder of the Outcome Period but remains vulnerable to significant downside risks.

Buffered Returns

The structure of the Fund’s FLEX Options is such that if at the conclusion of the Outcome Period, the Underlying ETF has depreciated in value by an amount that exceeds the Inverse Performance Threshold, the Fund will begin to experience the losses of the Underlying ETF, offset by the Buffer. The Fund will experience one of two loss profiles: “Initial Buffered Returns” or “Buffered Losses”. As further described below, the operation of the Fund’s FLEX Options portfolio is such that, at the end of an Outcome Period, if Underlying ETF losses measured over the Outcome Period exceed the Inverse Performance Threshold (10%) but are less than -11%, the Fund’s will experience returns that will not align with the Underlying ETF as offset by the Buffer. However, if at the end of the Outcome Period Underlying ETF losses measured over the Outcome Period exceed -11%, the Fund will experience losses of the Underlying ETF that are offset by the Buffer.

Initial Buffered Returns occur when the Underlying ETF has exceeded the Inverse Performance Threshold, but by an amount less than or equal to -11%. Initial Buffered Returns occur as a result of the combination of the Fund’s option package. If the returns of the Underlying ETF have exceeded the Inverse Performance Threshold, but by an amount less than or equal to -11%, the Fund seeks to provide the below returns:

Fund Return and Initial Buffer Return Profile

Underlying ETF Losses	Fund Return Profile	Fund Performance
-10.00%	Inverse Performance	10.00%
-10.25%	Initial Buffered Returns	7.25%
-10.50%	Initial Buffered Returns	4.50%
-10.75%	Initial Buffered Returns	1.75%
-11.00%	Buffered Losses	-1.00%
-12.00%	Buffered Losses	-2.00%

The Fund’s returns are sought to be provided at the end of the Outcome Period. While the Fund’s NAV is expected to move as a result in changes in the value of the Fund’s FLEX Options (which is dependent upon the movements of the Underlying ETF, among other reasons), the FLEX Options are European-style options and can only be exercised on the expiration date. Accordingly, the measuring value of the Underlying ETF is on the final day of the Outcome Period only, and therefore the Fund’s returns, including the Inverse Performance, Initial Buffered Returns and Buffered Losses shown above, is measured and effective only on the final day of the Outcome Period.

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FLEX Options

To achieve the sought-after Outcomes, the Fund purchases and sells a combination of call option contracts and put option contracts. A call option contract gives the buyer of the call option contract the right (but not the obligation) to buy, and the seller of the call option contract (i.e., the “writer”) the obligation to sell, a specified amount of an underlying security at a pre-determined price. A put option contract gives the buyer of the put option contract the right (but not the obligation) to sell, and the writer of the put option contract the obligation to buy (if the option is exercised), a specified amount of an underlying security at a pre-determined price.

The Fund uses FLEX Options to implement its principal investment strategies. FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Although guaranteed for settlement by the OCC, FLEX Options are still subject to counterparty risk with the OCC and may be less liquid than more traditional exchange-traded option contracts.

The value of the Fund’s FLEX Options is derived from the price return performance of the Underlying ETF. However, because a component of an option’s value is the number of days remaining until its expiration, during the Outcome Period, the Fund’s NAV will not directly correlate on a day-to-day basis with the returns experienced by the Underlying ETF. The Sub-Adviser generally anticipates that the Fund’s NAV will increase on days when the Underlying ETF’s price return increases and will decrease on days when the Underlying ETF’s price return decreases, but that the rate of such increase or decrease will be less than that experienced by the Underlying ETF until the end of the Outcome Period (as the Fund’s FLEX Options are European style options and can only be exercised on the expiration date). Similarly, the amount of time remaining until the end of the Outcome Period also affects the impact of the Inverse Performance Threshold and Buffer.

The Outcome Period

To achieve the Outcomes sought by the Fund for the Outcome Period, an investor must be holding Shares at the time that the Fund enters into the FLEX Options and on the day those FLEX Options expire. The Fund’s strategy is designed to produce the Outcomes upon the expiration of the FLEX Options on the last day of the Outcome Period and it should not be expected that the Outcomes will be provided at any point prior to that time.

Investors who purchase Shares after the commencement of the Outcome Period or sell Shares prior to the conclusion of the Outcome Period should understand the potential impacts on the Fund’s performance and sought-after Outcomes. If an investor purchases Shares when the Fund’s NAV has increased versus the commencement of the Outcome Period: (1) if such increase is due to the Underlying ETF’s increase in value, such investor will have less upside performance available for the remainder of the Outcome Period before the Upside Cap is reached and will experience downside performance prior Inverse Performance is available; (2) if such increase is due to the Underlying ETF’s decrease in value, such investor will have less Inverse Performance available before the Inverse Performance Cap is reached; and (3) if the Underlying ETF subsequently loses more than the Inverse Performance Threshold by the end of the Outcome Period, such investor will experience losses that exceed the Buffer. If an investor sells Shares prior to the conclusion of the Outcome Period, (1) the Fund’s returns may not be fully in effect as the Fund’s FLEX Options will not directly track the performance of the Underlying ETF on a one-to-one basis, which could impact the expected positive returns such investor would expect to receive via upside returns of the Underlying ETF or the Fund’s Inverse Performance, or (2) the Buffer may not fully be in effect and such investor could experience additional losses.

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An investor that holds Shares through multiple Outcome Periods may fail to experience gains comparable to those of the Underlying ETF over time because at the end of each Outcome Period, a new Upside Cap will be established based on the then-current price of the Underlying ETF and any gains experienced by the Underlying ETF above the prior Upside Cap will be forfeited. Likewise, an investor that holds Shares through multiple Outcome Periods may not benefit from the dual direction characteristic of the Fund and may not participate in the positive returns equal to the absolute value of the Underlying ETF’s price decreases. Similarly, an investor that holds Shares through multiple Outcome Periods will be unable to recapture losses from prior Outcome Periods because at the end of each Outcome Period, a new Buffer will be established based on the then-current price of the Underlying ETF and any losses experienced by the Fund will be locked-in. Moreover, the annual imposition of a new Upside Cap on future gains may make it difficult to recoup any losses from the prior Outcome Periods such that, over multiple Outcome Periods, the Fund may have losses that exceed those of the Underlying ETF.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX Options in which the Fund invests are all European style option contracts (option contracts that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call and put FLEX Options. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the asset, in case of certain put options) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the asset, in case of certain put options) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the asset, in case of certain call options) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the asset, in case of certain call options) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by Innovator as the “Valuation Designee” pursuant to Rule 2a-5 of the 1940 Act (“Rule 2a-5”) and approved by, and subject to the oversight of, the Board. The Fund will enter into FLEX Options contracts in accordance with Rule 18f-4 under the 1940 Act, which requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

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Equity Securities

The Fund may purchase shares of the Underlying ETF or the component securities of the Underlying ETF, as determined at the commencement of each Outcome Period. Equity securities represent an ownership position in a company. The prices of equity securities fluctuate based on, among other things, events specific to their issuers and market, economic, and other conditions.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s statement of additional information (“SAI”), which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above in this prospectus. The significance of each risk factor below may change over time, and you should review each risk factor carefully.

Defined Outcome Strategy Risk. The Fund, in employing a “defined outcome strategy” is subject to certain unique risks, which are detailed below.

Buffered Loss Risk. There can be no guarantee that the Fund will be successful in its strategy to provide the protection of the Buffer against Underlying ETF losses if the Underlying ETF’s price return decreases by more than the Inverse Performance Threshold over the duration of the Outcome Period. A shareholder may lose their entire investment. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the Buffer that the Fund seeks to provide may not be available. Further, if an investor purchases Shares during the Outcome Period and the Fund’s NAV has increased in value versus its NAV at the commencement of the Outcome Period, such shareholder may experience losses that exceed the Fund’s sought-after Buffer if the Underlying ETF experiences losses that exceed the Inverse Performance Threshold. Because the value of the FLEX Options depends, in part, on the time remaining until expiration and the Buffer is designed to be in effect at the end of the Outcome Period, it is possible that the Fund’s NAV may decrease during the Outcome Period before the Buffer is fully implemented.  If a shareholder were to sell at this time, they could recognize losses on their investment.  Additionally, because the Buffer is provided by operation of the FLEX Options, the implementation of the Buffer is subject to counterparty risk (for additional information, see “Counterparty Risk” herein). The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

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Capped Upside Return Risk. The Fund’s strategy seeks to participate in the positive returns of the Underlying ETF, if any, subject to the Upside Cap. In the event that the Underlying ETF experiences gains in excess of the Upside Cap for the Outcome Period, the Fund will not participate in, and will underperform the Underlying ETF to the extent of, those gains beyond the Upside Cap. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into, there may be little or no ability for that investor to experience an investment gain on their Shares. Further, because the FLEX Options are designed in part to produce returns that match the increases in the price return of the Underlying ETF (subject to the Upside Cap) on the last day of the Outcome Period, if an investor sells Shares prior to the expiration date of the FLEX Options such investor may sell at a point where the Fund’s performance does not match the performance of the Underlying ETF over the Outcome Period, and therefore may sell at a point where the Fund has underperformed the Underlying ETF. The Fund seeks to actively manage its portfolio such that any transaction fees incurred by the Fund in connection with the management of the Fund’s assets will not impact the Fund’s performance in seeking to provide upside exposure to the Underlying ETF or the Fund’s ability to experience returns that match the Upside Cap, to the extent the returns of the Underlying ETF are equal to or greater than the Upside Cap. However, it is not guaranteed that the Fund will be able to successfully manage its assets to contemplate the transaction fees incurred by the Fund to achieve the Outcomes sought by the Fund.

Inverse Performance Risk. The Fund’s strategy seeks to provide positive returns that are equal to the absolute value of Underlying ETF losses if the Underlying ETF decreases in value over the course of the Outcome Period by an amount less than or equal to the Inverse Performance Thresholds. There is no guarantee that the Fund will be successful in its strategy to experience Inverse Performance, and if certain of the FLEX Options fail, investors could experience losses irrespective of the Inverse Performance Threshold. Further, the Fund establishes the Inverse Performance Threshold based on the performance of the Underlying ETF over the duration of the Outcome Period, calculated from the commencement of the Outcome Period to its conclusion. Although the Inverse Performance and effect of the Inverse Performance Threshold is only measured at the end of the Outcome Period, the Fund’s NAV is expected to change over the course of the Outcome Period as a result of changes in the value of the Underlying ETF. Accordingly, during the Outcome Period, the Fund may be subject to significant changes in its NAV that is based on the Underlying ETF’s losses versus the commencement of the Outcome Period and additional factors impacting the value of the Fund’s FLEX Options (see “Derivates Risk” and “—FLEX Options Risk” and “—Option Contracts Risk” below). If the Underlying ETF’s value is at or near the Inverse Performance Threshold near the end of the Outcome Period, a small change in the value of the Underlying ETF could result in a significant change in the value of the Fund’s FLEX Options, and therefore the Fund’s NAV. For example, if the Underlying ETF has decreased in value by -9% at the end of the Outcome Period, the Fund seeks to provide 9% in gains, prior to the consideration of any fees and expenses. However, if the Underlying ETF were to decrease in value by -11% at the end of the Outcome Period, the Fund will not provide any inverse performance and rather will seek to provide returns that are 10% less than the losses of the Underlying ETF (i.e., -1% losses) through the implementation of the Buffer. Shareholders therefore could experience significant losses towards the end of an Outcome Period based on small price movements in the value of the Underlying ETF (see “Additional Information About the Fund’s Principal Investment Strategies” for further information and examples). Further, after the commencement of the Outcome Period an investor purchases Shares and the Fund’s NAV has increased due to Inverse Performance, such investor will have less Inverse Performance available before the Inverse Performance Cap is reached. If the Underlying ETF has experienced losses beyond the Inverse Performance Threshold, an investor that purchases at this time will not experience gains from subsequent losses experienced by the Underlying ETF. Investors should understand these risks before investing.

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Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes described herein if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. Because the Fund utilizes European style option contracts, the Outcomes are designed to be produced only on the expiration date of the FLEX Options on the final day of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to provide.

Upside Cap Change Risk. A new Upside Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions at the time the Upside Cap is established. As such, the Upside Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods. Investors should monitor the changes in the Upside Cap for each Outcome Period, information for which will be made available pursuant to the procedure outlined in the Fund’s prospectus.

Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a return that matches the increases in the price of the Underlying ETF over the Outcome Period, subject to a maximum return imposed by the Upside Cap. Because the value of the Fund’s FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s price return on a day-to-day basis (although they generally move in the same direction), the Fund may underperform the increases in the price return of the Underlying ETF until the end of the Outcome Period.  To the extent the price of the Underlying ETF increases beyond the Upside Cap, the Fund will not participate in such gains and will underperform the Underlying ETF. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, the returns realized by such investor may not match those that the Fund seeks to achieve.

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Derivatives Risk. To employ the Fund’s defined outcome strategy, the Fund utilizes derivative instruments, specifically, FLEX Options. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms, which can magnify potential for gain or loss and, therefore, amplify the effects of market volatility on share price. In addition to the foregoing, the Fund is subject to the following risks associated with its use of derivative instruments:

Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to, and receive payments from, a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any option contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for its FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. The loss of a clearing member for the Fund to transact with could result in increased transaction costs and other operational issues that could impede the Fund’s ability to implement its investment strategy. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Correlation Risk. The FLEX Options held by the Fund are European style option contracts and therefore will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options may vary versus the value of the Underlying ETF because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. These factors may cause the value of the Fund’s FLEX Options to achieve less correlation, or deviate from, the returns experienced by the Underlying ETF prior to the expiration date of such FLEX Options. That notwithstanding, the value of the FLEX Options held by the Fund typically will not increase or decrease at the same level as the Underlying ETF’s price return on a day-to-day basis due to these factors, although it is expected that they generally will move in the same direction. The value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods.

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Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the event an OCC clearing member that is a counterparty of the Fund were to become insolvent, the Fund may have some or all of its FLEX Options closed without its consent or may experience delays or other difficulties in attempting to close or exercise its affected FLEX Options positions, both of which would impair the Fund’s ability to deliver on its investment strategy. The OCC’s rules and procedures are designed to facilitate the prompt settlement of options transactions and exercises, including for clearing member insolvencies. However, there is the risk that the OCC and its backup system will fail if clearing member insolvencies are substantial or widespread. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

FLEX Options Risk. The Fund will utilize FLEX Options, which are customizable, exchange-traded option contracts that are issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities, such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the price return of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The Fund utilizes European style FLEX Option contracts, which are exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the Underlying ETF. However, prior to such date, the value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s price return on a day-to-day basis (although they generally move in the same direction). The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire.

Liquidity Risk. The market for the Fund’s FLEX Options may become less liquid as a result of adverse market or economic conditions or other unrelated reasons. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized option contracts. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. Additionally, the liquidation of a large number of FLEX Options may more significantly impact the price in a less liquid market. Further, the Fund requires a sufficient number of participants to facilitate the purchase and sale of options on an exchange to provide liquidity to the Fund for its FLEX Option positions. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

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Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, changes in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. There may at times be an imperfect correlation between the movement in values option contracts and the reference asset, and there may at times not be a liquid secondary market for certain option contracts.  Option contracts may also involve the use of leverage, which could result in greater price volatility than other markets. The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 its usage of FLEX Options. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to deliver the sought-after Outcomes.

Underlying ETF Risk. The Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein (see “Risks Associated with ETFs” herein). However, the risks of investing in an ETF also include the risks associated with the underlying investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its exposure to the Underlying ETF:

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Underlying ETF has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Underlying ETF’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments, and the prices of their securities may suffer a decline in response.

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Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. Large capitalization companies may go in and out of favor based on market and economic conditions. Although the securities of larger companies may, on average, be less volatile than those of companies with smaller market capitalizations, during different market cycles, the performance of large capitalization companies tends to trail the overall market during different market cycles.

Concentration Risk. Through its exposure to the Underlying ETF, the Fund has exposure to the securities of a particular industry or group of industries to the same extent as the Underlying ETF. To the extent the Fund has significant exposure in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

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Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, or custodian can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers. The Fund may incur substantial costs in order to resolve or prevent cyber security incidents in the future.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) a significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes or interpretations affecting the treatment of FLEX Options. If these factors were to occur, the Fund may be unable to achieve its investment objective, and investors may not receive the Outcomes described herein.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Sub-Adviser will properly implement the Fund’s investment strategy and therefore the Fund may not achieve its investment objective or its sought-after Outcomes.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Values of securities may change due to factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of securities. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s investments and could result in disruptions in the trading markets. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors or other economic, political, or regulatory developments, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could result in disruptions to trading markets and could also adversely affect the prices and liquidity of a Fund’s holdings. Any of such circumstances could result in increased market volatility and/or have a materially negative impact on the value of Shares or the liquidity of an investment. During any such events, Shares may trade at greater premiums or discounts to their NAV and the bid/ask spread on Shares may widen. The future potential economic impact of any such future events is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

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Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). Authorized participants are not obligated to make a market in Shares or submit orders for the issuance or redemption of Creation Units. To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of the issuance and redemption of Creation Units for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effectuates its Creation Units only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of the issuance and redemption of Creation Units being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

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Market Maker Risk. The Fund faces market trading risks, including the potential lack of an active market for Shares due to a limited number of market makers. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in the market price of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Upside Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, cyber security failures or breaches of the electronic systems of the Fund and/or its service providers may disrupt or negatively impact the operation of the Fund which may result in financial losses to the Fund and its shareholders. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV. Additionally, decisions by market makers and/or authorized participants or reduced effectiveness of the arbitrage process in maintaining the relationship of the Fund’s NAV to the market price of its Shares could result in the Shares trading at a premium, or discount to NAV and the bid/ask spread on Shares may widen.

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Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Tax Risk. The Fund intends to qualify as a RIC, however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund's options strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Internal Revenue Code of 1986, as amended. If, in any year, the Fund fails to qualify as a regulated investment company under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.

The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

To maintain its status as a RIC, the Fund must distribute 90% of its investment company taxable income annually. In addition, to avoid a non-deductible excise tax, the Fund must distribute 98% of its ordinary income and 98.2% of its capital gain net income. Separately, depending upon the circumstances, sales to fund redemptions could cause the Fund to recognize income that the Fund is required to distribute to maintain the Fund's RIC status and avoid the excise tax. Funding such distributions could require additional sales, which could require more distributions and affect the projected performance of the Fund. Alternatively, if the Fund only makes distributions to maintain its RIC status and becomes subject to the excise tax, that could also affect the projected performance of the Fund. In either case, the assets sold to fund redemptions, distributions or pay the excise tax will not be available to assist the Fund in meeting its target outcome.

In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the valuation of the Fund’s FLEX Options will become more difficult. In market environments where there is reduced availability of reliable objective pricing data, the judgment of the Fund’s investment adviser in determining the fair value of the security may play a greater role. While such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. The Fund’s Valuation Procedures adopted Innovator as Valuation Designee (as reviewed, approved, and subject to the oversight of the Board) complies with Rule 2a-5 under the 1940 Act.  Pursuant to Rule 2a-5, the Board oversees the implementation of the Valuation Procedures.  While the Fund’s program is designed to contemplate the specific risks of the Fund, there is no guarantee the program will adequately do so each time, and value may not be properly selected for the Fund.

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Management of the Fund

The Fund is a series of Innovator ETFs® Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 200 W. Front Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs. Innovator serves as investment adviser to 155 exchange-traded funds, each of which is organized as a separate series of the Trust, a registered management investment company.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Rebekah Lipp serve as the Fund’s portfolio managers. The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

•	Robert T. Cummings — Principal, Senior Director and Head of Portfolio Management at Milliman. Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

•	Rebekah Lipp — ETF Portfolio Manager at Milliman. Ms. Lipp has held this role since 2021 and has more than 13 years of experience in exchange traded funds. Prior to joining Milliman, Rebekah managed passive index-based ETFs at Invesco as a portfolio management analyst executing the daily and quarterly requirements for the funds. Rebekah’s current primary focus is managing Defined Outcome ETFs, where she acts as both portfolio manager and trader.

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For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.79% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Form N-CSR for the fiscal period ended October 31, 2025.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to any sub-adviser or the sub-advisory agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to any sub-adviser or a sub-advisory agreement within 90 days of the change.

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Additional Information Relating to the Declaration of Trust

The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. Subject to the provisions of the Declaration of Trust, the Board may, subject to the requisite vote, engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust. The Board may, in the exercise of their or its good faith business judgment, dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by a shareholder in its own name or in the name of the Trust. The Declaration of Trust further provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Board to bring the subject action unless an effort to cause the Board to bring such action is excused. A demand on the Board shall only be excused if a majority of the Board a material personal financial interest in the subject action.

There may be questions regarding the enforceability of these provisions based on certain interpretations of the Securities Act of 1933 Act, as amended, the Securities Exchange Act of 1934, as amended and the 1940 Act. However, the Declaration of Trust provides if any provision shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to that provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust. The provisions of the Declaration of Trust are not intended to restrict any shareholder rights under the federal securities laws and do not mandate the adjudication of federal securities laws claims through arbitration.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Price returns are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

Authorized participants may acquire Shares directly from the Fund, and authorized participants may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

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Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

The Fund does not impose restrictions on the frequency of purchases and redemptions (“market timing”) and has adopted no policies and procedures with respect to market timing activities. In making this determination, the Board considered the risks associated with market timing activities by the Fund’s shareholders, including, dilution, disruption of portfolio management, increases in the Fund’s trading costs and the potential for the realization of capital gains.

Shares may be purchased and redeemed directly from the Fund only when aggregated into one or more Creation Units by authorized participants that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares detailed above. To the extent the Fund may affect the issuance or redemption of Creation Units in exchange wholly or partially for cash, such trades could result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by authorized participants increases. However, direct trading by authorized participants is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from authorized participants that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

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Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax advisor about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	The Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. The Fund intends to treat any income that it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

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Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements. The Fund’s positions in FLEX Options may reduce the amount of long-term capital gains, and, thus, reduce the amount of distributions eligible to be capital gain dividends.

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Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units, you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The FLEX Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market but will be subject to the straddle rules.

However, the Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

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Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to shareholders. Federal tax will be withheld if (1) the shareholder fails to furnish the Fund with the shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met. Amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gain dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

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Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

 Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of the net assets of the Fund, which is calculated by taking the market price of the Fund’s total assets, including any interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent is the NAV per Share.

Section 2(a)(41) of the 1940 Act provides that when a market quotation is readily available for a fund’s portfolio investments, such investment must be valued at the market value. Rule 2a-5 under the 1940 Act defines a readily available market quotation as “a quoted price (unadjusted) in active markets for identical investments that the fund can access at a measurement date, provided that a quotation will not be readily available if it is not reliable.” If a market quotation is not “readily available” the portfolio investment must be fair valued as determined in good faith by a fund’s board of trustees. Rule 2a-5 allows a fund’s board of trustees to designate the fund’s investment adviser as the “valuation designee” to perform fair value determinations subject to certain conditions. In accordance with Rule 2a-5, the Board has appointed Innovator as the “Valuation Designee” for the Fund’s portfolio investments. Investments will be fair valued as determined in good faith in accordance with the policies and procedures established by Innovator as the Valuation Designee pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board of Trustees. As a general principle, “fair value” represents a good faith approximation of the value of a portfolio investment and is the amount the Fund might reasonably expect to receive from the current sale of that investment in an arm’s-length transaction. The use of fair value prices may result in prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. While the Valuation Procedures (defined below) are intended to result in the Fund’s NAV calculation that fairly reflects the values as of the time of pricing, the fair value determined for a portfolio instrument may be materially different from the value that could be realized upon the sale of that instrument.

FLEX Options listed on an exchange (e.g., Cboe) will typically be valued at a model-based price provided by the exchange at the official close of that exchange’s trading day. However, when the Fund’s option has a same-day market trading price, this same-day market trading price will be used for FLEX Option values instead of the exchange’s model-based price. If the exchange on which the option is traded is unable to provide a model price, model-based FLEX Options prices will additionally be provided by a backup third-party pricing provider. In selecting the model prices, the Sub-Adviser may provide a review of the calculation of model prices provided by each vendor, and may note to such vendors of any data errors observed, or where an underlying component value of the model pricing package may be missing or incorrect, prior to publication by the vendor of the model pricing to the Fund Accounting Agent for purposes of that day’s NAV. If either pricing vendor is not available to provide a model price for that day, the value of a FLEX option will be determined by Innovator as Valuation Designee in accordance with the Valuation Procedures. In instances where in the same trading day, a particular FLEX Option is represented in an all-cash basket (either a creation unit or redemption unit), as well as in an in-kind basket (either a creation unit or a redemption unit), for valuation purposes that trading day the Fund will default to use the trade price for both instances, rather than the model price otherwise available for the in-kind transaction.

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Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be valued at fair value. Any fair value determination will be made in accordance with the policies and procedures established by Innovator as Valuation Designee in accordance with Rule 2a-5.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact Innovator. Innovator is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). Innovator will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if Innovator has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by Innovator in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

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With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the SAI entitled “Determining Offering Price and Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 342 North Water Street, Suite 830, Milwaukee, Wisconsin 53202, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

 Premium/Discount Information

Information showing the number of days the market price of Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. Rule 12d1-4 under the 1940 Act provides the requirements under which an investment company may invest in securities of another investment company beyond the limits prescribed in Section 12(d)(1) of the 1940 Act. Any investment by another investment company in the Fund, or by the Fund in another investment company, must comply with Rule 12d1-4 in order to exceed the limits contained in Section 12(d)(1).

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.

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Innovator Equity Dual Directional 10 Buffer ETF™ – July

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders and in Form N-CSR. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. In Form N-CSR, you will find the Fund’s annual and semi-annual financial statements. The Fund’s most recent SAI, annual or semi-annual reports and certain other information such as Fund financial statements are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 200 W. Front Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135

Exhibit B

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
June 12, 2025

Prospectus

Innovator Equity Dual Directional 15 Buffer ETF™ – July

(Cboe BZX—DDFL)

_______, 2025

Innovator Equity Dual Directional 15 Buffer ETF™ – July (the “Fund”) is a series of
Innovator ETFs® Trust (the “Trust”) and is an actively managed ETF.

•	The Fund employs a “defined outcome strategy.” Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The pre-determined outcomes sought by the Fund, which include the buffer, inverse performance and upside cap discussed below (“Outcomes”), are based upon the performance of the share price of the SPDR® S&P 500® ETF Trust (the “Underlying ETF”) over an approximately one-year period from July 1 through June 30 of the following year (the “Outcome Period”). The current Outcome Period is from July 1, 2025 through June 30, 2026. The Fund will not terminate after the conclusion of the Outcome Period. After the conclusion of the Outcome Period, another will begin. There is no guarantee that the Outcomes for an Outcome Period will be realized.

•	The Fund seeks to provide shareholders that hold shares of the Fund (“Shares”) for the entire Outcome Period with a “dual direction” of positive returns, meaning the possibility of positive returns regardless of the direction of performance of the Fund’s reference asset. Specifically, the Fund seeks to provide investors with capital appreciation as follows: (1) if the Underlying ETF experiences positive returns over the course of the Outcome Period, participating in the positive price returns that match the performance of the Underlying ETF’s share price (or its “price return”), limited by the Upside Cap defined below, and (2) if the Underlying ETF experiences negative returns over the course of the Outcome Period that are less than or equal to 15% (the “Inverse Performance Threshold”), provide positive returns that match the absolute value of Underlying ETF losses (“Inverse Performance”). If the Underlying ETF experiences losses over the course of the Outcome Period that exceed the Inverse Performance Threshold, the Fund seeks to provide price returns that are 15% less than the Underlying ETF losses over the course of the Outcome Period (the “Buffer”).

•	Fund shareholders are subject to an upside return cap (the “Upside Cap”) that represents the maximum percentage return an investor can achieve from an investment in the Fund over the duration of the Outcome Period if the Underlying ETF experiences positive returns over the course of the Outcome Period. The Upside Cap is set on the first day of the Outcome Period and is ___% prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of 0.79% of the Fund’s average daily net assets is taken into account, the Upside Cap is ___%. The Upside Cap will be further reduced by any shareholder transaction fees, any acquired fund fees and expenses incurred by the Fund, and any extraordinary expenses incurred by the Fund. The Upside Cap is likely to rise or fall from one Outcome Period to the next. Please note, if the Outcome Period has begun and the Fund has increased in value to a level near the Upside Cap, an investor purchasing Shares at that price has little or no ability to achieve gains but remains vulnerable to downside risks.

•	The Fund seeks to provide positive returns equal to the absolute value of the Underlying ETF’s price decreases (“Inverse Performance”) if the Underlying ETF’s losses over the course of the Outcome Period do not exceed the Inverse Performance Threshold. If the Underlying ETF decreases in value beyond the Inverse Performance Threshold over the course of the Outcome Period, the Fund will not provide any positive returns and rather will experience losses of the Underlying ETF offset by the Buffer. Further, if the Outcome Period has begun and the Underlying ETF has decreased in value below its initial value the onset of the Outcome Period, an investor purchasing Shares at this point may not experience Inverse Performance to the extent of the Inverse Performance Threshold and will remain vulnerable to downside risks. It is possible for small price movements of the Underlying ETF at the end of an Outcome Period to cause a sudden change from positive to negative returns in value of the Fund. If such movements caused the Inverse Performance Threshold to be breached, the Fund would forfeit all positive returns experienced through Inverse Performance and would instead experience losses of the Underlying ETF offset by the Buffer.

•	In the event the Underlying ETF’s losses over the duration of the Outcome Period exceed the Inverse Performance Threshold, the Fund also seeks to provide shareholders that hold Shares for the entire Outcome Period with the Buffer, such that the Fund seeks to provide returns that are 15% less than the Underlying ETF’s losses over the course of the Outcome Period. The Buffer is provided prior to taking into account annual Fund management fees, transaction fees, any acquired fund fees and expenses experienced by the Fund, and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is 14.21%. If the Outcome Period has begun and the Fund has increased in value, an investor purchasing Shares at that price will experience losses that exceed the Buffer if the Underlying ETF, then experiences losses that exceed the Buffer over the course of the Outcome Period. An investment in the Fund is only appropriate for shareholders willing to bear those losses.

•	The Fund invests in FLexible EXchange® Options (“FLEX Options”) on the Underlying ETF. FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”). The Fund’s strategy has been specifically designed to produce the Outcomes based upon the Underlying ETF’s price return at the conclusion of the Outcome Period. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF to the extent of its FLEX Options investments. The Outcomes may only be realized by investors who hold Shares at the outset of the Outcome Period and continue to hold them until the conclusion of the Outcome Period. Investors that purchase Shares after the Outcome Period has begun or sell Shares prior to the Outcome Period’s conclusion may experience investment returns that are very different from those that the Fund seeks to provide.

•	The Fund’s website, www.innovatoretfs.com/ddfl, provides important Fund information (including, among other items, Outcome Period start and end dates and information relating to the Upside Cap, Buffer and Inverse Performance Threshold), as well information relating to the potential outcomes of an investment in the Fund on a daily basis. If you are contemplating purchasing Shares, please visit the Fund’s website. The Fund’s strategy is designed to produce the Outcomes upon the expiration of its FLEX Options investments on the last day of the Outcome Period. It should not be expected that the Outcomes, including the net effect of the Fund’s annual management fee on the Upside Cap, Buffer and Inverse Performance, will be provided at any point prior to the last day of the Outcome Period. Investors considering purchasing Shares after the Outcome Period has begun or selling Shares prior to the end of the Outcome Period should visit the Fund’s website to fully understand potential investment outcomes. An investor that holds Shares through multiple Outcome Periods may fail to experience gains comparable to those of the Underlying ETF over time because at the end of each Outcome Period, a new Upside Cap will be established based on the then-current price of the Underlying ETF and any gains experienced by the Underlying ETF above the prior Upside Cap will be forfeited. Similarly, an investor that holds Shares through multiple Outcome Periods will be unable to recapture losses from prior Outcome Periods because at the end of each Outcome Period, a new Buffer will be established based on the then-current price of the Underlying ETF and any losses experienced by the Fund will be locked-in. Moreover, the annual imposition of a new Upside Cap on future gains may make it difficult to recoup any losses from the prior Outcome Periods such that, over multiple Outcome Periods, the Fund may have losses that exceed those of the Underlying ETF.

Although the Fund seeks to achieve its investment objective, there is no guarantee that it will do so. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund. The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors.

The Fund lists and principally trades its Shares on the Cboe BZX Exchange, Inc. (“Cboe” or the “Exchange”). Market prices may differ to some degree from the net asset value (“NAV”) of Shares. Unlike mutual funds, the Fund issues and redeems Shares at NAV only in large blocks of Shares called “Creation Units.” The Fund is a series of the Trust and is an actively managed exchange-traded fund organized as a separate series of a registered management investment company.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	1

Additional Information About the Fund’s Principal Investment Strategies	20

Fund Investments	24

Additional Risks of Investing in the Fund	25

Management of the Fund	36

How to Buy and Sell Shares	38

Dividends, Distributions and Taxes	39

Distributor	44

Net Asset Value	44

Fund Service Providers	46

Premium/Discount Information	46

Other Investment Companies	46

Financial Highlights	46

Innovator Equity Dual Directional 15 Buffer ETF™ – July

Investment Objective

The Fund seeks to provide investors with (1) capital appreciation by (i) participating in the positive price returns of the SPDR® S&P 500® ETF Trust (the “Underlying ETF”), up to the upside cap of [___]% (prior to taking into account management fees and other fees) over the period from July 1, 2025 through June 30, 2026 (the “Outcome Period”) and (ii) if the Underlying ETF experiences negative returns over the course of the Outcome Period that are less than or equal to 15% (the “Inverse Performance Threshold”), provide positive returns that match the absolute value of the Underlying ETF losses for the Outcome Period; and (2) buffered returns against Underlying ETF losses that are 15% less than the Underlying ETF’s losses over the course of the Outcome Period (prior to taking into account management fees and other fees), if Underlying ETF losses exceed the Inverse Performance Threshold.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell Shares. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.79%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

General Strategy Description. Due to the unique mechanics of the Fund’s strategy, which are described in detail below, the return an investor can expect to receive from an investment in the Fund has characteristics that are distinct from many other investment vehicles. It is important that an investor understand these characteristics before making an investment in the Fund. The Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in investments that provide exposure to the SPDR® S&P 500® ETF Trust (the “Underlying ETF”).

The Fund’s strategy has been specifically designed to produce the “Outcomes” described below based upon the performance of the Underlying ETF’s share price (i.e., its price return) over the duration of an approximately one-year period from July 1 through June 30 of the following year (the “Outcome Period”). The Fund seeks to provide shareholders who hold Shares for the entire Outcome Period with a “dual direction” of positive returns, meaning the Fund seeks to provide positive returns regardless of whether the Underlying ETF share price increases or decreases in value over the course of the Outcome Period, subject to certain limitations detailed herein. As discussed further below, the Fund seeks to provide the following Outcomes:

•	Capital Appreciation:

o	If the Underlying ETF experiences positive price returns over the course of the Outcome Period, the Fund seeks to provide the positive price performance of such returns over the course of the Outcome Period, limited by an upside return cap (the “Upside Cap”) that represents the maximum percentage return an investor can achieve from an investment in the Fund for the Outcome Period if the Underlying ETF appreciates in value; or

o	If the share price of the Underlying ETF decreases in value by an amount less than or equal to 15% (the “Inverse Performance Threshold”) over the course of the Outcome Period, the Fund seeks to provide positive price returns that match the absolute value of Underlying ETF losses (“Inverse Performance”) up to a maximum return of 15.00% that shareholder can obtain via Inverse Performance (the “Inverse Performance Cap”) over the course of the Outcome Period.

•	Buffered Returns:

o	If the Underlying ETF experiences losses over the course of the Outcome Period that exceed the Inverse Performance Threshold, the Fund seeks to provide returns that are 15% less than the Underlying ETF losses over the course of the Outcome Period (the “Buffer”).

The Fund invests in option contracts, specifically FLEX Options, to pursue its investment objective and seek to provide the Outcomes. The reference asset for all of the Fund’s FLEX Options is the Underlying ETF. The SPDR® S&P 500® ETF Trust is an exchange-traded unit investment trust that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. The S&P 500® Index is a stock market index tracking the stock performance of 500 leading companies listed on stock exchanges in the United States. The Underlying ETF has exposure to equity securities of companies, including companies with large capitalizations. Through its use of FLEX Options on the Underlying ETF, the Fund has significant exposure to companies in the information technology sector. For more information on the Underlying ETF, please see the section of the prospectus entitled “Additional Information About the Fund’s Principal Investment Strategies.”

The current Outcome Period is from July 1, 2025 through June 30, 2026. Upon conclusion of the Outcome Period, the Fund will receive the cash value of all the FLEX Options it held for the prior Outcome Period. It will then invest in a new series of FLEX Options with an expiration date of approximately one year in the future, and a new Outcome Period will begin. The Outcomes may only be realized by investors who continuously hold Shares from the commencement of the Outcome Period until its conclusion. Investors who purchase Shares after the Outcome Period has begun or sell Shares prior to the Outcome Period’s conclusion may experience investment returns that are very different from those that the Fund seeks to provide.

The hypothetical graphical illustration provided below is designed to illustrate the Outcomes that the Fund seeks to provide for investors who hold Shares for the entirety of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF to the extent of its FLEX Options investments. The Fund is not an appropriate investment for income-seeking investors.

Negative Scenario (Buffer)
Inverse Performance Scenario
Positive (Pre-Upside Cap) Scenario
Positive (Upside Cap) Scenario
Upside Cap
Inverse Performance Threshold
SPDR® S&P 500® ETF Trust
Innovator Equity Dual Directional 15 Buffer ETF™

The following table contains hypothetical examples designed to illustrate the Outcomes the Fund seeks to provide over an Outcome Period, based upon the performance of the Underlying ETF from -100% to 100%. The table is provided for illustrative purposes and does not provide every possible performance scenario for Shares over the course of an Outcome Period.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The table is not intended to predict or project the performance of the FLEX Options or the Fund. Fund shareholders should not take this information as an assurance of the expected performance of the Underlying ETF or return on Shares. The actual overall performance of the Fund will vary with fluctuations in the value of the FLEX Options during the Outcome Period, among other factors. Please refer to the Fund’s website, www.innovatoretfs.com/ddfl, which provides updated information relating to this table on a daily basis throughout the Outcome Period; see also “Additional Information About the Fund’s Principal Investment Strategies” in the Fund’s prospectus for additional information regarding Fund performance profile.

Underlying ETF Performance	Fund Performance*
100%	___%
80%	___%
70%	___%
60%	___%
50%	___%
40%	___%
30%	___%
20%	___%
10%	___%
5%	5%
0%	0%
(2.50)%	2.50%
(5)%	5%
(10)%	10%
(15)%	15%
(20)%	(5)%
(30)%	(15)%
(40)%	(25)%
(50)%	(35)%
(60)%	(45)%
(70)%	(55)%
(80)%	(65)%
(90)%	(75)%
(100)%	(85)%
* The Fund’s returns listed herein are provided prior to taking into account any fees or expenses charged to shareholders. The Fund’s annual management fee of 0.79% of the Fund’s average daily net assets, any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund will have the effect of reducing the returns listed herein.

The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”). The Fund is classified as a “non-diversified company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Use of FLEX Options. The Outcomes may be achieved by purchasing and selling call and put FLEX Options to create layers within the Fund’s portfolio. In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price. FLEX Options are exchange-traded option contracts with uniquely customizable terms. The FLEX Options that comprise the Fund’s portfolio each reference the Underlying ETF and are set to expire on the last day of the Outcome Period. The customizable nature of FLEX Options allows the Sub-Adviser to select the share price at which the Underlying ETF will be exercised at the expiration of each FLEX Option. This is commonly known as the “strike price.” At the commencement of the Outcome Period, the Sub-Adviser specifically selects the strike price for each FLEX Option such that when the FLEX Options are exercised on the final day of the Outcome Period, the Outcomes may be obtained, depending on the performance of the Underlying ETF’s price return over the duration of the Outcome Period. The Fund utilizes European style option contracts, which are exercisable only on the expiration date of the option contract. Each of the FLEX Options purchased and sold throughout the Outcome Period are expected to have the same or substantially similar terms (i.e., strike price and expiration) as the corresponding FLEX Options purchased and sold on the first day of the Outcome Period.

The Outcome Period. The Outcomes sought by the Fund are based upon the Fund’s NAV at the outset of the Outcome Period. The Outcome Period begins on the day the FLEX Options are entered into and ends on the day they expire. Each FLEX Option’s value is ultimately derived from the performance of the Underlying ETF’s share price during that time. Because the terms of the FLEX Options don’t change, the Upside Cap, Inverse Performance, Inverse Performance Threshold and Buffer all relate to the Fund’s NAV and/or the share price of the Underlying ETF on the first day of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes.

A shareholder that purchases Shares after the commencement of the Outcome Period will likely have purchased Shares at a different NAV than the NAV on the first day of the Outcome Period (i.e., the NAV upon which the Outcomes are based) and may experience investment outcomes very different from those sought by the Fund. Additionally, since the FLEX Options are exercisable only on the final day of the Outcome Period, a shareholder that sells Shares prior to the end of the Outcome Period may also experience investment outcomes very different from those sought by the Fund. To achieve the Outcomes sought by the Fund for the Outcome Period, an investor must be holding Shares at the time that the Fund enters into the FLEX Options and on the day those FLEX Options expire. Investors considering purchasing Shares after the commencement of the Outcome Period or selling Shares prior to the conclusion of the Outcome Period should understand the impact of such actions versus the Fund’s sought-after Outcomes.

Upside Cap on Potential Upside Returns. Unlike other investment products, the potential upside returns an investor can receive from an investment in the Fund over the Outcome Period is subject to the Upside Cap. The Upside Cap represents the maximum percentage return an investor can achieve from an investment in the Fund over the duration of the Outcome Period if the Underlying ETF experiences positive returns over the course of the Outcome Period. Therefore, even though the Fund’s returns are based upon the performance of the Underlying ETF’s share price, if the Underlying ETF’s share price experiences returns for the Outcome Period in excess of the Upside Cap, the Fund will not participate in excess returns. The Upside Cap is determined on the first day of the Outcome Period and is ___% prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of 0.79% of the Fund’s average daily net assets is taken into account, the Upside Cap is ___%. The Upside Cap will be further reduced by any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund. The Upside Cap will change from one Outcome Period to the next based upon prevailing market conditions at the beginning of the Outcome Period. The Upside Cap is also set forth on the Fund’s website at www.innovatoretfs.com/ddfl.

Inverse Performance. In addition to seeking to provide positive returns if the Underlying ETF appreciates in value over the course of the Outcome Period, the Fund also seeks to provide positive returns if the Underlying ETF decreases in value over the course of the Outcome Period. If the Underlying ETF decreases in value over the course of the Outcome Period by an amount less than or equal to the Inverse Performance Threshold (-15%), the Fund seeks to provide returns that are equal to the absolute value of Underlying ETF losses, prior to taking into account any fees or expenses charged to shareholders, which will have the effect of lessening returns experienced by shareholders. The Inverse Performance Cap (i.e., the maximum return that shareholders can obtain via Inverse Performance) is 15.00%, prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of 0.79% of the Fund’s average daily net assets is taken into account, the net Inverse Performance Cap is 14.21%. The Fund’s Inverse Performance Cap will be further reduced by any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund.

It is possible that the Fund will drop in value significantly at the end of the Outcome Period if the Inverse Performance Threshold is breached. The Inverse Performance Threshold is measured at the end of the Outcome Period when the Fund’s FLEX Options expire, and therefore the Inverse Performance Threshold is operative only on the final day of the Outcome Period. If the Underlying ETF decreases in value beyond the Inverse Performance Threshold at the end of the Outcome Period, the Fund will not provide any positive returns and rather will experience losses of the Underlying ETF offset by the Buffer. Accordingly, the Fund’s NAV could drop significantly as a result of the Inverse Performance Threshold being exceeded at the end of the Outcome Period, and any gains experienced by the Fund will be lost, offset by the Buffer. For example, if at the end of the Outcome Period the Underlying ETF has depreciated in value by -14%, the Fund seeks to provide returns of 14%, prior to taking into account any fees or expenses charged to shareholders. However, if the Underlying ETF depreciated by -16% over the course of the Outcome Period, the Fund would forfeit all gains and, through the operation of the Buffer, seek to provide returns of -1%. Large movements in the price of the Underlying ETF at the end of the Outcome Period exacerbates this risk. Separately, if the Outcome Period has begun and the Underlying ETF has decreased in value below its initial value the onset of the Outcome Period, an investor purchasing Shares at this point may not experience Inverse Performance to the extent of the Inverse Performance Threshold and will remain vulnerable to downside risks. An investment in the Fund is only appropriate for shareholders willing to bear those losses.

Buffer. The Buffer seeks to provide returns that, if the Underlying ETF experiences losses that exceed the Inverse Performance Threshold, are 15% less than the losses of the Underlying ETF over the course of the Outcome Period; however, there is no guarantee that the Fund will be successful in its attempt to provide buffered returns. After the Underlying ETF’s share price has decreased by more than 15%, the Fund will experience all subsequent losses on a one-to-one basis. The Buffer is provided prior to taking into account annual Fund management fees, transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is 14.21%. The Fund’s strategy is designed to produce the Outcomes upon the expiration of its FLEX Options investments on the last day of the Outcome Period. Therefore, it should not be expected that the Buffer, including the net effect of the Fund’s annual management fee on the Buffer, will be provided at any point prior to the last day of the Outcome Period. If an investor is considering purchasing Shares during the Outcome Period, and the Fund has already decreased in value by an amount that exceeds the Inverse Performance Threshold, an investor purchasing Shares at that price will have increased gains available prior to reaching the Upside Cap but may not benefit from the Buffer that the Fund seeks to provide for the remainder of the Outcome Period as any subsequent losses will be experienced on a one-to-one basis. Conversely, if an investor is considering purchasing Shares during the Outcome Period and the Fund has already increased in value, then a shareholder may experience losses that exceed the Buffer, which is not guaranteed. A shareholder may lose their entire investment. While the Fund seeks to limit losses to 85% for shareholders who hold Shares for the entire Outcome Period, there is no guarantee it will successfully do so. An investment in the Fund is only appropriate for shareholders willing to bear those losses.

Fund Rebalance. The Fund is a continuous investment vehicle. It does not terminate and distribute its assets at the conclusion of each Outcome Period. On the termination date of an Outcome Period, the Sub-Adviser will invest in a new set of FLEX Options and another Outcome Period will commence. Approximately one week prior to the end of each Outcome Period, the Fund will file a prospectus supplement, which will alert existing shareholders that an Outcome Period is approaching its conclusion and disclose the anticipated ranges for the Upside Cap for the next Outcome Period.  Following the close of business on the last day of the Outcome Period, the Fund will file a prospectus supplement that discloses the Fund’s final Upside Cap (both gross and net of the unitary management fee) for the next Outcome Period.  This information is available on the Fund’s website, www.innovatoretfs.com/ddfl, which also provides information relating to the Outcomes, including the Fund’s position relative to the Upside Cap, Inverse Performance Threshold and Buffer, of an investment in the Fund on a daily basis. Important information relating to the Fund, including information relating to the Upside Cap, Inverse Performance Threshold and Buffer, is communicated on the Fund’s website.

The Fund’s website, www.innovatoretfs.com/ddfl, provides information relating to the Outcomes, including the Fund’s position relative to the Upside Cap, Inverse Performance Threshold and Buffer, of an investment in the Fund on a daily basis.

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved. Each risk noted below is considered a principal risk of investing in the Fund, regardless of the order in which it appears. The significance of each risk factor below may change over time, and you should review each risk factor carefully.

Defined Outcome Strategy Risk. The Fund, in employing a “defined outcome strategy” is subject to certain unique risks, which are detailed below.

Buffered Loss Risk. There can be no guarantee that the Fund will be successful in its strategy to provide the protection of the Buffer against Underlying ETF losses if the Underlying ETF’s price return decreases by more than the Inverse Performance Threshold over the duration of the Outcome Period. A shareholder may lose their entire investment. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the Buffer that the Fund seeks to provide may not be available. Further, if an investor purchases Shares during the Outcome Period and the Fund’s NAV has increased in value versus its NAV at the commencement of the Outcome Period, such shareholder may experience losses that exceed the Fund’s sought-after Buffer if the Underlying ETF experiences losses that exceed the Inverse Performance Threshold at the end of the Outcome Period. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

Capped Upside Return Risk. The Fund’s strategy seeks to participate in the positive returns of the Underlying ETF, if any, subject to the Upside Cap. In the event that the Underlying ETF experiences gains in excess of the Upside Cap for the Outcome Period, the Fund will not participate in, and will underperform the Underlying ETF to the extent of, those gains beyond the Upside Cap. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into, there may be little or no ability for that investor to experience an investment gain on their Shares. Further, because the FLEX Options are designed in part to produce returns that match the increases in the price return of the Underlying ETF (subject to the Upside Cap) on the last day of the Outcome Period, if an investor sells Shares prior to the expiration date of the FLEX Options such investor may sell at a point where the Fund’s performance does not match the performance of the Underlying ETF over the Outcome Period, and therefore may sell at a point where the Fund has underperformed the Underlying ETF. The Fund seeks to actively manage its portfolio such that any transaction fees incurred by the Fund in connection with the management of the Fund’s assets will not impact the Fund’s performance in seeking to provide upside exposure to the Underlying ETF or the Fund’s ability to experience returns that match the Upside Cap, to the extent the returns of the Underlying ETF are equal to or greater than the Upside Cap. However, it is not guaranteed that the Fund will be able to successfully manage its assets to contemplate the transaction fees incurred by the Fund to achieve the Outcomes sought by the Fund.

Inverse Performance Risk. The Fund’s strategy seeks to provide positive returns that are equal to the absolute value of Underlying ETF losses if the Underlying ETF decreases in value over the course of the Outcome Period by an amount less than or equal to the Inverse Performance Thresholds. There is no guarantee that the Fund will be successful in its strategy to experience Inverse Performance, and if certain of the FLEX Options fail, investors could experience losses irrespective of the Inverse Performance Threshold. Further, the Fund establishes the Inverse Performance Threshold based on the performance of the Underlying ETF over the duration of the Outcome Period, calculated from the commencement of the Outcome Period to its conclusion. Although the Inverse Performance and effect of the Inverse Performance Threshold is only measured at the end of the Outcome Period, the Fund’s NAV is expected to change over the course of the Outcome Period as a result of changes in the value of the Underlying ETF. Accordingly, during the Outcome Period, the Fund may be subject to significant changes in its NAV that is based on the Underlying ETF’s losses versus the commencement of the Outcome Period and additional factors impacting the value of the Fund’s FLEX Options (see “Derivates Risk” and “—FLEX Options Risk” and “—Option Contracts Risk” below). If the Underlying ETF’s value is at or near the Inverse Performance Threshold near the end of the Outcome Period, a small change in the value of the Underlying ETF could result in a significant change in the value of the Fund’s FLEX Options, and therefore the Fund’s NAV. For example, if the Underlying ETF has decreased in value by -14% at the end of the Outcome Period, the Fund seeks to provide 14% in gains, prior to the consideration of any fees and expenses. However, if the Underlying ETF were to decrease in value by -16% at the end of the Outcome Period, the Fund will not provide any inverse performance and rather will seek to provide returns that are 15% less than the losses of the Underlying ETF (i.e., -1% losses) through the implementation of the Buffer. Shareholders therefore could experience significant losses towards the end of an Outcome Period based on small price movements in the value of the Underlying ETF (see “Additional Information About the Fund’s Principal Investment Strategies” for further information and examples). Further, after the commencement of the Outcome Period an investor purchases Shares and the Fund’s NAV has increased due to Inverse Performance, such investor will have less Inverse Performance available before the Inverse Performance Cap is reached. If the Underlying ETF has experienced losses beyond the Inverse Performance Threshold, an investor that purchases at this time will not experience gains from subsequent losses experienced by the Underlying ETF. Investors should understand these risks before investing.

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes described herein if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to provide.

Upside Cap Change Risk. A new Upside Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions at the time the Upside Cap is established. As such, the Upside Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a return that matches the increases in the price of the Underlying ETF over the Outcome Period, subject to a maximum return imposed by the Upside Cap. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, the returns realized by such investor may not match those that the Fund seeks to achieve.

Derivatives Risk. To employ the Fund’s defined outcome strategy, the Fund utilizes derivative instruments, specifically, FLEX Options. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms, which can magnify potential for gain or loss and, therefore, amplify the effects of market volatility on share price. In addition to the foregoing, the Fund is subject to the following risks associated with its use of derivative instruments:

Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to, and receive payments from, a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any option contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for its FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. The loss of a clearing member for the Fund to transact with could result in increased transaction costs and other operational issues that could impede the Fund’s ability to implement its investment strategy. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options may vary because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. These factors may cause the value of the Fund’s FLEX Options to achieve less correlation, or deviate from, the returns experienced by the Underlying ETF prior to the expiration date of such FLEX Options. That notwithstanding, the value of the FLEX Options held by the Fund typically will not increase or decrease at the same level as the Underlying ETF’s price return on a day-to-day basis due to these factors, although it is expected that they generally will move in the same direction.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the event an OCC clearing member that is a counterparty of the Fund were to become insolvent, the Fund may have some or all of its FLEX Options closed without its consent or may experience delays or other difficulties in attempting to close or exercise its affected FLEX Options positions, both of which would impair the Fund’s ability to deliver on its investment strategy. The OCC’s rules and procedures are designed to facilitate the prompt settlement of options transactions and exercises, including for clearing member insolvencies. However, there is the risk that the OCC and its backup system will fail if clearing member insolvencies are substantial or widespread. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities, such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the price return of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The FLEX Options held by the Fund are exercisable at the strike price on their expiration date. As a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the Underlying ETF. However, prior to such date, the value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s price return on a day-to-day basis (although they generally move in the same direction). The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized option contracts. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. Additionally, the liquidation of a large number of FLEX Options may more significantly impact the price in a less liquid market. Further, the Fund requires a sufficient number of participants to facilitate the purchase and sale of options on an exchange to provide liquidity to the Fund for its FLEX Option positions. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, changes in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. There may at times be an imperfect correlation between the movement in values option contracts and the reference asset, and there may at times not be a liquid secondary market for certain option contracts.  The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 under the 1940 Act (“Rule 18f-4”) in its usage of FLEX Options. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to deliver the sought-after Outcomes.

Underlying ETF Risk. The Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein (see “Risks Associated with ETFs” herein). However, the risks of investing in an ETF also include the risks associated with the underlying investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its exposure to the Underlying ETF:

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of shares will fluctuate with changes in the value of the equity securities the Underlying ETF invests in.

Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Concentration Risk. Through its exposure to the Underlying ETF, the Fund has exposure to the securities of a particular industry or group of industries to the same extent as the Underlying ETF. To the extent the Fund has significant exposure in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, or custodian can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) a significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes or interpretations affecting the treatment of FLEX Options. If these factors were to occur, the Fund may be unable to achieve its investment objective, and investors may not receive the Outcomes described herein.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Sub-Adviser will properly implement the Fund’s investment strategy and therefore the Fund may not achieve its investment objective or its sought-after Outcomes.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. The value of Shares may also decline as a result of market conditions. Factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of Shares. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s portfolio investments and could result in disruptions in the trading markets.

Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of the issuance and redemption of Creation Units for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effectuates its Creation Units only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds and may be forced to recognize gains. The Fund intends to distribute gains that arise by virtue of the issuance and redemption of Creation Units being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in the market price of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Upside Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV and the bid/ask spread on Shares may widen.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Tax Risk. The Fund intends to qualify as a “regulated Investment company” (“RIC”), however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund's options strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Internal Revenue Code of 1986, as amended. If, in any year, the Fund fails to qualify as a regulated investment company under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.

The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

To maintain its status as a RIC, the Fund must distribute 90% of its investment company taxable income annually. In addition, to avoid a non-deductible excise tax, the Fund must distribute 98% of its ordinary income and 98.2% of its capital gain net income. Separately, depending upon the circumstances, sales to fund redemptions could cause the Fund to recognize income that the Fund is required to distribute to maintain the Fund's RIC status and avoid the excise tax. Funding such distributions could require additional sales, which could require more distributions and affect the projected performance of the Fund. Alternatively, if the Fund only makes distributions to maintain its RIC status and becomes subject to the excise tax, that could also affect the projected performance of the Fund. In either case, the assets sold to fund redemptions, distributions or pay the excise tax will not be available to assist the Fund in meeting its target outcome.

In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the valuation of the Fund’s FLEX Options will become more difficult. In market environments where there is reduced availability of reliable objective pricing data, the judgment of the Fund’s investment adviser in determining the fair value of the security may play a greater role. While such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Adviser

Milliman Financial Risk Management LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Robert T. Cummings — Principal, Senior Director, Head of Portfolio Management at Milliman

•	Rebekah Lipp — ETF Portfolio Manager at Milliman

Each of the portfolio managers is primarily and jointly responsible for the day-to-day management of the Fund and has served in such capacity since the Fund’s inception in June 2025.

Purchase and Sale of Shares

The Fund issues and redeems Shares at NAV only with authorized participants that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Investor Suitability Considerations

You should only consider this investment if:	You should not consider this investment if:

• you fully understand the risks inherent in an investment in Shares;	• you do not fully understand the risks inherent in an investment in Shares;
• you desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s price return over the Outcome Period;	• you do not desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s price return over the Outcome Period;
• you are willing to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;	• you are unwilling to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;
• you seek a product that seeks to provide a “dual direction” of positive returns;	• you do not seek a product that seeks to provide a “dual direction” of positive returns;
• you fully understand that investments made when the Fund is at or near to the Upside Cap may have limited to no upside;	• you do not fully understand that investments made when the Fund is at or near to the Upside Cap may have limited to no upside;
• you seek the protection of the Buffer on Underlying ETF losses for an investment held for the duration of the entire Outcome Period (if losses exceed the Inverse Performance Threshold) and understand that there is no guarantee that the Fund will be successful in its attempt to provide protection through the Buffer in such event;	• you seek an investment that provides total protection against all Underlying ETF losses for an investment held for the duration of an Outcome Period and do not understand that any protection provided by the Buffer, in the event Underlying ETF losses exceed the Inverse Performance Threshold over the course of the Outcome Period, is not guaranteed;
• you seek a product that provides for the Inverse Performance of Underlying ETF losses, subject to the Inverse Performance Cap;	• you do not seek a product that provides for any Inverse Performance of the Underlying ETF losses subject to the Inverse Performance Cap, or you seek a product that provides Inverse Performance for the entirety of Underlying ETF losses over an Outcome Period;
• you understand that the Outcomes described herein are provided prior to taking into account annual Fund management fees, shareholder transaction fees, acquired fund fees and expenses, if any, and any extraordinary expenses incurred by the Fund;	• you do not understand that the Outcomes described herein are provided prior to taking into account annual Fund management fees, shareholder transaction fees, acquired fund fees and expenses, if any, and any extraordinary expenses incurred by the Fund;
• you are willing to forgo any gains in excess of the Upside Cap;	• you are unwilling to forgo any gains in excess of the Upside Cap;
• you understand that the Fund’s NAV may experience significant movements at the end of the Outcome Period based on the Underlying ETF’s position relative to the Inverse Performance Threshold and are willing to bear such risks;	• you do not understand that the Fund’s NAV may experience significant movements at the end of the Outcome Period based on the Underlying ETF’s position relative to the Inverse Performance Threshold or are unwilling to bear such risks;
• you understand that the Fund’s Outcomes do not contemplate any dividends paid to the Fund, and the Fund will not receive or benefit from any dividend payments to the extent of its FLEX Option investments;	• you do not fully understand that the Fund’s Outcomes do not contemplate any dividends paid to the Fund, and that the Fund will not receive or benefit from any dividend payments to the extent of its FLEX Option investments;
• you fully understand that investments made after the Outcome Period has begun may not fully benefit from the Buffer;	• you do not fully understand that investments made after the Outcome Period has begun may not fully benefit from the Buffer;
• you are willing to accept the risk of losing your entire investment; and	• you are unwilling to accept the risk of losing your entire investment; and
• you have visited the Fund’s website and understand the investment outcomes available to you based upon the time of your purchase.	• you have not visited the Fund’s website and do not understand the investment outcomes available to you based upon the timing of your purchase.

Additional Information About the Fund’s Principal Investment Strategies

The Fund’s principal investment strategy seeks to produce the Outcomes based upon the performance of the Underlying ETF. The Fund seeks to provide shareholders that hold their Shares for the entire Outcome Period with a “dual direction” of positive returns, meaning the possibility of positive returns regardless of the direction of performance of the Fund’s reference asset. There is no guarantee that the Fund will be successful in its attempt to provide the sought-after Outcomes.

The Fund’s investment objective is considered non-fundamental and may be changed by the Board without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval. As noted above, the Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act. For the purposes of this policy, the Fund will use the notional value of the Fund’s FLEX Option contracts and will value its FLEX Options at mark-to-market. The Fund has adopted a policy to provide the Fund’s shareholders with at least sixty (60) days’ prior notice of any change in this policy.

The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups. As of the date of this prospectus, the Underlying ETF had significant investments in information technology companies.

As described on the cover of this prospectus, in “Principal Investment Strategies” and in “Principal Risks,” there are risks associated with an investment in the Fund and there is no guarantee the Fund achieve the Outcomes it seeks to provide. The Fund’s unique characteristics (i.e., the imperative of holding Shares for the entire Outcome Period, the Upside Cap, Inverse Performance, Inverse Performance Threshold and Buffer) distinguish it from other investment products and may make it an unsuitable some investors. To help decide whether an investment in the Fund is appropriate based upon individual circumstances, please see “Investor Suitability Considerations” in this Prospectus.

The Outcomes

The Fund seeks to provide investors who hold Shares for the duration of the Outcome Period with a “dual direction” of positive returns, meaning the Fund seeks to provide positive returns regardless of whether the Underlying ETF share price increases or decreases in value over the course of the Outcome Period, through the implementation of the Upside Cap, Inverse Performance and Inverse Performance Threshold. If the Inverse Performance Threshold is breached, the Fund seeks to Buffer losses such that the Fund experiences losses that are 15% less than the Underlying ETF. All of the Outcomes are provided prior to the consideration of the Fund’s annual management fees, any shareholder transaction fees, any acquired fund fees and expenses, and any extraordinary expenses incurred by the Fund. For the purpose of this prospectus, “extraordinary expenses” are non-recurring expenses that may incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Fund shareholders. The Outcomes are designed to produce the below investment profile, and additional information regarding certain of the components of the Fund’s sought-after Outcomes is described further herein. The below hypothetical graphical illustration is designed to illustrate the Outcomes that the Fund seeks to provide for investors who hold Shares for the entirety of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The Outcomes that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund.

Inverse Performance
Threshold
Upside Cap
Inverse Performance
Initial Buffered
Returns
Buffered Losses
Buffer

SPDR® S&P 500® ETF Trust

Innovator Equity Dual Directional 15 Buffer ETF™

The Upside Cap

The Upside Cap is a result of the design of the Fund’s principal investment strategy. In order to provide the Inverse Performance and Buffer, the Fund enters into a series of FLEX Option contracts. As the purchaser of certain of these FLEX Options, the Fund is obligated to pay a premium to the seller of those FLEX Options. However, the strategy is designed so that any premiums that the Fund is obligated to pay are offset by premiums it receives in connection with the selling of FLEX Options. On the first day of the Outcome Period when the Fund enters into its other FLEX Options positions, the portfolio managers will calculate the amount of premiums that the Fund will owe in order to provide the Inverse Performance and Buffer and will then go into the market and sell a call FLEX Option with terms that entitle the Fund to receive a premium in an amount equal to the amount that the Fund would otherwise owe. The Upside Cap is the strike price of that sold call FLEX Option. The strike price is determined based upon prevailing market conditions at the time the Fund enters into the FLEX Options, most notably current interest rate levels, volatility in the Underlying ETF’s price return, and the relationship of put and calls on the underlying FLEX Options.

The Upside Cap will change from one Outcome Period to the next based upon prevailing market conditions at the beginning of the Outcome Period. The Upside Cap, and the Fund’s position relative to it, should be considered before investing in the Fund. If an investor is considering purchasing Shares during the Outcome Period, and the Fund has already increased in value to a level near to the Upside Cap, an investor purchasing Shares at that price has limited to no gains available for the remainder of the Outcome Period but remains vulnerable to significant downside risks.

Buffered Returns

The structure of the Fund’s FLEX Options is such that if at the conclusion of the Outcome Period, the Underlying ETF has depreciated in value by an amount that exceeds the Inverse Performance Threshold, the Fund will begin to experience the losses of the Underlying ETF, offset by the Buffer. The Fund will experience one of two loss profiles: “Initial Buffered Returns” or “Buffered Losses”. As further described below, the operation of the Fund’s FLEX Options portfolio is such that, at the end of an Outcome Period, if Underlying ETF losses measured over the Outcome Period exceed the Inverse Performance Threshold (15%) but are less than -16%, the Fund’s will experience returns that will not align with the Underlying ETF as offset by the Buffer. However, if at the end of the Outcome Period Underlying ETF losses measured over the Outcome Period exceed -16%, the Fund will experience losses of the Underlying ETF that are offset by the Buffer.

Initial Buffered Returns occur when the Underlying ETF has exceeded the Inverse Performance Threshold, but by an amount less than or equal to -16%. Initial Buffered Returns occur as a result of the combination of the Fund’s option package. If the returns of the Underlying ETF have exceeded the Inverse Performance Threshold, but by an amount less than or equal to -16%, the Fund seeks to provide the below returns:

Fund Return and Initial Buffer Return Profile
Underlying ETF Losses	Fund Return Profile	Fund Performance
-15.00%	Inverse Performance	15.00%
-15.25%	Initial Buffered Returns	11.00%
-15.50%	Initial Buffered Returns	7.00%
-15.75%	Initial Buffered Returns	3.00%
-16.00%	Buffered Losses	-1.00%
-17.00%	Buffered Losses	-2.00%

The Fund’s returns are sought to be provided at the end of the Outcome Period. While the Fund’s NAV is expected to move as a result in changes in the value of the Fund’s FLEX Options (which is dependent upon the movements of the Underlying ETF, among other reasons), the FLEX Options are European-style options and can only be exercised on the expiration date. Accordingly, the measuring value of the Underlying ETF is on the final day of the Outcome Period only, and therefore the Fund’s returns, including the Inverse Performance, Initial Buffered Returns and Buffered Losses shown above, is measured and effective only on the final day of the Outcome Period.

FLEX Options

To achieve the sought-after Outcomes, the Fund purchases and sells a combination of call option contracts and put option contracts. A call option contract gives the buyer of the call option contract the right (but not the obligation) to buy, and the seller of the call option contract (i.e., the “writer”) the obligation to sell, a specified amount of an underlying security at a pre-determined price. A put option contract gives the buyer of the put option contract the right (but not the obligation) to sell, and the writer of the put option contract the obligation to buy (if the option is exercised), a specified amount of an underlying security at a pre-determined price.

The Fund uses FLEX Options to implement its principal investment strategies. FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Although guaranteed for settlement by the OCC, FLEX Options are still subject to counterparty risk with the OCC and may be less liquid than more traditional exchange-traded option contracts.

The value of the Fund’s FLEX Options is derived from the price return performance of the Underlying ETF. However, because a component of an option’s value is the number of days remaining until its expiration, during the Outcome Period, the Fund’s NAV will not directly correlate on a day-to-day basis with the returns experienced by the Underlying ETF. The Sub-Adviser generally anticipates that the Fund’s NAV will increase on days when the Underlying ETF’s price return increases and will decrease on days when the Underlying ETF’s price return decreases, but that the rate of such increase or decrease will be less than that experienced by the Underlying ETF until the end of the Outcome Period (as the Fund’s FLEX Options are European style options and can only be exercised on the expiration date). Similarly, the amount of time remaining until the end of the Outcome Period also affects the impact of the Inverse Performance Threshold and Buffer.

The Outcome Period

To achieve the Outcomes sought by the Fund for the Outcome Period, an investor must be holding Shares at the time that the Fund enters into the FLEX Options and on the day those FLEX Options expire. The Fund’s strategy is designed to produce the Outcomes upon the expiration of the FLEX Options on the last day of the Outcome Period and it should not be expected that the Outcomes will be provided at any point prior to that time.

Investors who purchase Shares after the commencement of the Outcome Period or sell Shares prior to the conclusion of the Outcome Period should understand the potential impacts on the Fund’s performance and sought-after Outcomes. If an investor purchases Shares when the Fund’s NAV has increased versus the commencement of the Outcome Period: (1) if such increase is due to the Underlying ETF’s increase in value, such investor will have less upside performance available for the remainder of the Outcome Period before the Upside Cap is reached and will experience downside performance prior Inverse Performance is available; (2) if such increase is due to the Underlying ETF’s decrease in value, such investor will have less Inverse Performance available before the Inverse Performance Cap is reached; and (3) if the Underlying ETF subsequently loses more than the Inverse Performance Threshold by the end of the Outcome Period, such investor will experience losses that exceed the Buffer. If an investor sells Shares prior to the conclusion of the Outcome Period, (1) the Fund’s returns may not be fully in effect as the Fund’s FLEX Options will not directly track the performance of the Underlying ETF on a one-to-one basis, which could impact the expected positive returns such investor would expect to receive via upside returns of the Underlying ETF or the Fund’s Inverse Performance, or (2) the Buffer may not fully be in effect and such investor could experience additional losses.

An investor that holds Shares through multiple Outcome Periods may fail to experience gains comparable to those of the Underlying ETF over time because at the end of each Outcome Period, a new Upside Cap will be established based on the then-current price of the Underlying ETF and any gains experienced by the Underlying ETF above the prior Upside Cap will be forfeited. Likewise, an investor that holds Shares through multiple Outcome Periods may not benefit from the dual direction characteristic of the Fund and may not participate in the positive returns equal to the absolute value of the Underlying ETF’s price decreases. Similarly, an investor that holds Shares through multiple Outcome Periods will be unable to recapture losses from prior Outcome Periods because at the end of each Outcome Period, a new Buffer will be established based on the then-current price of the Underlying ETF and any losses experienced by the Fund will be locked-in. Moreover, the annual imposition of a new Upside Cap on future gains may make it difficult to recoup any losses from the prior Outcome Periods such that, over multiple Outcome Periods, the Fund may have losses that exceed those of the Underlying ETF.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX Options in which the Fund invests are all European style option contracts (option contracts that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call and put FLEX Options. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the asset, in case of certain put options) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the asset, in case of certain put options) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the asset, in case of certain call options) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the asset, in case of certain call options) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by Innovator as the “Valuation Designee” pursuant to Rule 2a-5 of the 1940 Act (“Rule 2a-5”) and approved by, and subject to the oversight of, the Board. The Fund will enter into FLEX Options contracts in accordance with Rule 18f-4 under the 1940 Act, which requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

Equity Securities

The Fund may purchase shares of the Underlying ETF or the component securities of the Underlying ETF, as determined at the commencement of each Outcome Period. Equity securities represent an ownership position in a company. The prices of equity securities fluctuate based on, among other things, events specific to their issuers and market, economic, and other conditions.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s statement of additional information (“SAI”), which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above in this prospectus. The significance of each risk factor below may change over time, and you should review each risk factor carefully.

Defined Outcome Strategy Risk. The Fund, in employing a “defined outcome strategy” is subject to certain unique risks, which are detailed below.

Buffered Loss Risk. There can be no guarantee that the Fund will be successful in its strategy to provide the protection of the Buffer against Underlying ETF losses if the Underlying ETF’s price return decreases by more than the Inverse Performance Threshold over the duration of the Outcome Period. A shareholder may lose their entire investment. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the Buffer that the Fund seeks to provide may not be available. Further, if an investor purchases Shares during the Outcome Period and the Fund’s NAV has increased in value versus its NAV at the commencement of the Outcome Period, such shareholder may experience losses that exceed the Fund’s sought-after Buffer if the Underlying ETF experiences losses that exceed the Inverse Performance Threshold. Because the value of the FLEX Options depends, in part, on the time remaining until expiration and the Buffer is designed to be in effect at the end of the Outcome Period, it is possible that the Fund’s NAV may decrease during the Outcome Period before the Buffer is fully implemented.  If a shareholder were to sell at this time, they could recognize losses on their investment.  Additionally, because the Buffer is provided by operation of the FLEX Options, the implementation of the Buffer is subject to counterparty risk (for additional information, see “Counterparty Risk” herein). The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

Capped Upside Return Risk. The Fund’s strategy seeks to participate in the positive returns of the Underlying ETF, if any, subject to the Upside Cap. In the event that the Underlying ETF experiences gains in excess of the Upside Cap for the Outcome Period, the Fund will not participate in, and will underperform the Underlying ETF to the extent of, those gains beyond the Upside Cap. The Fund’s strategy seeks to deliver the Outcomes described herein if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into, there may be little or no ability for that investor to experience an investment gain on their Shares. Further, because the FLEX Options are designed in part to produce returns that match the increases in the price return of the Underlying ETF (subject to the Upside Cap) on the last day of the Outcome Period, if an investor sells Shares prior to the expiration date of the FLEX Options such investor may sell at a point where the Fund’s performance does not match the performance of the Underlying ETF over the Outcome Period, and therefore may sell at a point where the Fund has underperformed the Underlying ETF. The Fund seeks to actively manage its portfolio such that any transaction fees incurred by the Fund in connection with the management of the Fund’s assets will not impact the Fund’s performance in seeking to provide upside exposure to the Underlying ETF or the Fund’s ability to experience returns that match the Upside Cap, to the extent the returns of the Underlying ETF are equal to or greater than the Upside Cap. However, it is not guaranteed that the Fund will be able to successfully manage its assets to contemplate the transaction fees incurred by the Fund to achieve the Outcomes sought by the Fund.

Inverse Performance Risk. The Fund’s strategy seeks to provide positive returns that are equal to the absolute value of Underlying ETF losses if the Underlying ETF decreases in value over the course of the Outcome Period by an amount less than or equal to the Inverse Performance Thresholds. There is no guarantee that the Fund will be successful in its strategy to experience Inverse Performance, and if certain of the FLEX Options fail, investors could experience losses irrespective of the Inverse Performance Threshold. Further, the Fund establishes the Inverse Performance Threshold based on the performance of the Underlying ETF over the duration of the Outcome Period, calculated from the commencement of the Outcome Period to its conclusion. Although the Inverse Performance and effect of the Inverse Performance Threshold is only measured at the end of the Outcome Period, the Fund’s NAV is expected to change over the course of the Outcome Period as a result of changes in the value of the Underlying ETF. Accordingly, during the Outcome Period, the Fund may be subject to significant changes in its NAV that is based on the Underlying ETF’s losses versus the commencement of the Outcome Period and additional factors impacting the value of the Fund’s FLEX Options (see “Derivates Risk” and “—FLEX Options Risk” and “—Option Contracts Risk” below). If the Underlying ETF’s value is at or near the Inverse Performance Threshold near the end of the Outcome Period, a small change in the value of the Underlying ETF could result in a significant change in the value of the Fund’s FLEX Options, and therefore the Fund’s NAV. For example, if the Underlying ETF has decreased in value by -14% at the end of the Outcome Period, the Fund seeks to provide 14% in gains, prior to the consideration of any fees and expenses. However, if the Underlying ETF were to decrease in value by -16% at the end of the Outcome Period, the Fund will not provide any inverse performance and rather will seek to provide returns that are 15% less than the losses of the Underlying ETF (i.e., 1% losses) through the implementation of the Buffer. Shareholders therefore could experience significant losses towards the end of an Outcome Period based on small price movements in the value of the Underlying ETF (see “Additional Information About the Fund’s Principal Investment Strategies” for further information and examples). Further, after the commencement of the Outcome Period an investor purchases Shares and the Fund’s NAV has increased due to Inverse Performance, such investor will have less Inverse Performance available before the Inverse Performance Cap is reached. If the Underlying ETF has experienced losses beyond the Inverse Performance Threshold, an investor that purchases at this time will not experience gains from subsequent losses experienced by the Underlying ETF. Investors should understand these risks before investing.

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes described herein if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. Because the Fund utilizes European style option contracts, the Outcomes are designed to be produced only on the expiration date of the FLEX Options on the final day of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to provide.

Upside Cap Change Risk. A new Upside Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions at the time the Upside Cap is established. As such, the Upside Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods. Investors should monitor the changes in the Upside Cap for each Outcome Period, information for which will be made available pursuant to the procedure outlined in the Fund’s prospectus.

Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a return that matches the increases in the price of the Underlying ETF over the Outcome Period, subject to a maximum return imposed by the Upside Cap. Because the value of the Fund’s FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s price return on a day-to-day basis (although they generally move in the same direction), the Fund may underperform the increases in the price return of the Underlying ETF until the end of the Outcome Period.  To the extent the price of the Underlying ETF increases beyond the Upside Cap, the Fund will not participate in such gains and will underperform the Underlying ETF. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, the returns realized by such investor may not match those that the Fund seeks to achieve.

Derivatives Risk. To employ the Fund’s defined outcome strategy, the Fund utilizes derivative instruments, specifically, FLEX Options. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms, which can magnify potential for gain or loss and, therefore, amplify the effects of market volatility on share price. In addition to the foregoing, the Fund is subject to the following risks associated with its use of derivative instruments:

Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to, and receive payments from, a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any option contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for its FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. The loss of a clearing member for the Fund to transact with could result in increased transaction costs and other operational issues that could impede the Fund’s ability to implement its investment strategy. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Correlation Risk. The FLEX Options held by the Fund are European style option contracts and therefore will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options may vary versus the value of the Underlying ETF because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. These factors may cause the value of the Fund’s FLEX Options to achieve less correlation, or deviate from, the returns experienced by the Underlying ETF prior to the expiration date of such FLEX Options. That notwithstanding, the value of the FLEX Options held by the Fund typically will not increase or decrease at the same level as the Underlying ETF’s price return on a day-to-day basis due to these factors, although it is expected that they generally will move in the same direction. The value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the event an OCC clearing member that is a counterparty of the Fund were to become insolvent, the Fund may have some or all of its FLEX Options closed without its consent or may experience delays or other difficulties in attempting to close or exercise its affected FLEX Options positions, both of which would impair the Fund’s ability to deliver on its investment strategy. The OCC’s rules and procedures are designed to facilitate the prompt settlement of options transactions and exercises, including for clearing member insolvencies. However, there is the risk that the OCC and its backup system will fail if clearing member insolvencies are substantial or widespread. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

FLEX Options Risk. The Fund will utilize FLEX Options, which are customizable, exchange-traded option contracts that are issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities, such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the price return of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The Fund utilizes European style FLEX Option contracts, which are exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the Underlying ETF. However, prior to such date, the value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s price return on a day-to-day basis (although they generally move in the same direction). The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire.

Liquidity Risk. The market for the Fund’s FLEX Options may become less liquid as a result of adverse market or economic conditions or other unrelated reasons. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized option contracts. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. Additionally, the liquidation of a large number of FLEX Options may more significantly impact the price in a less liquid market. Further, the Fund requires a sufficient number of participants to facilitate the purchase and sale of options on an exchange to provide liquidity to the Fund for its FLEX Option positions. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, changes in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. There may at times be an imperfect correlation between the movement in values option contracts and the reference asset, and there may at times not be a liquid secondary market for certain option contracts.  Option contracts may also involve the use of leverage, which could result in greater price volatility than other markets. The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 its usage of FLEX Options. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to deliver the sought-after Outcomes.

Underlying ETF Risk. The Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein (see “Risks Associated with ETFs” herein). However, the risks of investing in an ETF also include the risks associated with the underlying investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its exposure to the Underlying ETF:

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Underlying ETF has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Underlying ETF’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments, and the prices of their securities may suffer a decline in response.

Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. Large capitalization companies may go in and out of favor based on market and economic conditions. Although the securities of larger companies may, on average, be less volatile than those of companies with smaller market capitalizations, during different market cycles, the performance of large capitalization companies tends to trail the overall market during different market cycles.

Concentration Risk. Through its exposure to the Underlying ETF, the Fund has exposure to the securities of a particular industry or group of industries to the same extent as the Underlying ETF. To the extent the Fund has significant exposure in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, or custodian can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers. The Fund may incur substantial costs in order to resolve or prevent cyber security incidents in the future.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) a significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes or interpretations affecting the treatment of FLEX Options. If these factors were to occur, the Fund may be unable to achieve its investment objective, and investors may not receive the Outcomes described herein.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Sub-Adviser will properly implement the Fund’s investment strategy and therefore the Fund may not achieve its investment objective or its sought-after Outcomes.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Values of securities may change due to factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of securities. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s investments and could result in disruptions in the trading markets. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors or other economic, political, or regulatory developments, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could result in disruptions to trading markets and could also adversely affect the prices and liquidity of a Fund’s holdings. Any of such circumstances could result in increased market volatility and/or have a materially negative impact on the value of Shares or the liquidity of an investment. During any such events, Shares may trade at greater premiums or discounts to their NAV and the bid/ask spread on Shares may widen. The future potential economic impact of any such future events is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). Authorized participants are not obligated to make a market in Shares or submit orders for the issuance or redemption of Creation Units. To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of the issuance and redemption of Creation Units for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effectuates its Creation Units only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of the issuance and redemption of Creation Units being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Market Maker Risk. The Fund faces market trading risks, including the potential lack of an active market for Shares due to a limited number of market makers. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in the market price of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Upside Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, cyber security failures or breaches of the electronic systems of the Fund and/or its service providers may disrupt or negatively impact the operation of the Fund which may result in financial losses to the Fund and its shareholders. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV. Additionally, decisions by market makers and/or authorized participants or reduced effectiveness of the arbitrage process in maintaining the relationship of the Fund’s NAV to the market price of its Shares could result in the Shares trading at a premium, or discount to NAV and the bid/ask spread on Shares may widen.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Tax Risk. The Fund intends to qualify as a RIC, however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund's options strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Internal Revenue Code of 1986, as amended. If, in any year, the Fund fails to qualify as a regulated investment company under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.

The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

To maintain its status as a RIC, the Fund must distribute 90% of its investment company taxable income annually. In addition, to avoid a non-deductible excise tax, the Fund must distribute 98% of its ordinary income and 98.2% of its capital gain net income. Separately, depending upon the circumstances, sales to fund redemptions could cause the Fund to recognize income that the Fund is required to distribute to maintain the Fund's RIC status and avoid the excise tax. Funding such distributions could require additional sales, which could require more distributions and affect the projected performance of the Fund. Alternatively, if the Fund only makes distributions to maintain its RIC status and becomes subject to the excise tax, that could also affect the projected performance of the Fund. In either case, the assets sold to fund redemptions, distributions or pay the excise tax will not be available to assist the Fund in meeting its target outcome.

In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the valuation of the Fund’s FLEX Options will become more difficult. In market environments where there is reduced availability of reliable objective pricing data, the judgment of the Fund’s investment adviser in determining the fair value of the security may play a greater role. While such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. The Fund’s Valuation Procedures adopted Innovator as Valuation Designee (as reviewed, approved, and subject to the oversight of the Board) complies with Rule 2a-5 under the 1940 Act.  Pursuant to Rule 2a-5, the Board oversees the implementation of the Valuation Procedures.  While the Fund’s program is designed to contemplate the specific risks of the Fund, there is no guarantee the program will adequately do so each time, and value may not be properly selected for the Fund.

Management of the Fund

The Fund is a series of Innovator ETFs® Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 200 W. Front Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs. Innovator serves as investment adviser to 155 exchange-traded funds, each of which is organized as a separate series of the Trust, a registered management investment company.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Rebekah Lipp serve as the Fund’s portfolio managers. The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

•	Robert T. Cummings — Principal, Senior Director and Head of Portfolio Management at Milliman. Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

•	Rebekah Lipp — ETF Portfolio Manager at Milliman. Ms. Lipp has held this role since 2021 and has more than 13 years of experience in exchange traded funds. Prior to joining Milliman, Rebekah managed passive index-based ETFs at Invesco as a portfolio management analyst executing the daily and quarterly requirements for the funds. Rebekah’s current primary focus is managing Defined Outcome ETFs, where she acts as both portfolio manager and trader.

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.79% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Form N-CSR for the fiscal period ended October 31, 2025.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to any sub-adviser or the sub-advisory agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to any sub-adviser or a sub-advisory agreement within 90 days of the change.

Additional Information Relating to the Declaration of Trust

The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. Subject to the provisions of the Declaration of Trust, the Board may, subject to the requisite vote, engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust. The Board may, in the exercise of their or its good faith business judgment, dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by a shareholder in its own name or in the name of the Trust. The Declaration of Trust further provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Board to bring the subject action unless an effort to cause the Board to bring such action is excused. A demand on the Board shall only be excused if a majority of the Board a material personal financial interest in the subject action.

There may be questions regarding the enforceability of these provisions based on certain interpretations of the Securities Act of 1933 Act, as amended, the Securities Exchange Act of 1934, as amended and the 1940 Act. However, the Declaration of Trust provides if any provision shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to that provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust. The provisions of the Declaration of Trust are not intended to restrict any shareholder rights under the federal securities laws and do not mandate the adjudication of federal securities laws claims through arbitration.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Price returns are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

Authorized participants may acquire Shares directly from the Fund, and authorized participants may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

The Fund does not impose restrictions on the frequency of purchases and redemptions (“market timing”) and has adopted no policies and procedures with respect to market timing activities. In making this determination, the Board considered the risks associated with market timing activities by the Fund’s shareholders, including, dilution, disruption of portfolio management, increases in the Fund’s trading costs and the potential for the realization of capital gains.

Shares may be purchased and redeemed directly from the Fund only when aggregated into one or more Creation Units by authorized participants that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares detailed above. To the extent the Fund may affect the issuance or redemption of Creation Units in exchange wholly or partially for cash, such trades could result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by authorized participants increases. However, direct trading by authorized participants is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from authorized participants that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax advisor about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	The Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. The Fund intends to treat any income that it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements. The Fund’s positions in FLEX Options may reduce the amount of long-term capital gains, and, thus, reduce the amount of distributions eligible to be capital gain dividends.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units, you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The FLEX Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market but will be subject to the straddle rules.

However, the Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to shareholders. Federal tax will be withheld if (1) the shareholder fails to furnish the Fund with the shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met. Amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gain dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of the net assets of the Fund, which is calculated by taking the market price of the Fund’s total assets, including any interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent is the NAV per Share.

Section 2(a)(41) of the 1940 Act provides that when a market quotation is readily available for a fund’s portfolio investments, such investment must be valued at the market value. Rule 2a-5 under the 1940 Act defines a readily available market quotation as “a quoted price (unadjusted) in active markets for identical investments that the fund can access at a measurement date, provided that a quotation will not be readily available if it is not reliable.” If a market quotation is not “readily available” the portfolio investment must be fair valued as determined in good faith by a fund’s board of trustees. Rule 2a-5 allows a fund’s board of trustees to designate the fund’s investment adviser as the “valuation designee” to perform fair value determinations subject to certain conditions. In accordance with Rule 2a-5, the Board has appointed Innovator as the “Valuation Designee” for the Fund’s portfolio investments. Investments will be fair valued as determined in good faith in accordance with the policies and procedures established by Innovator as the Valuation Designee pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board of Trustees. As a general principle, “fair value” represents a good faith approximation of the value of a portfolio investment and is the amount the Fund might reasonably expect to receive from the current sale of that investment in an arm’s-length transaction. The use of fair value prices may result in prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. While the Valuation Procedures (defined below) are intended to result in the Fund’s NAV calculation that fairly reflects the values as of the time of pricing, the fair value determined for a portfolio instrument may be materially different from the value that could be realized upon the sale of that instrument.

FLEX Options listed on an exchange (e.g., Cboe) will typically be valued at a model-based price provided by the exchange at the official close of that exchange’s trading day. However, when the Fund’s option has a same-day market trading price, this same-day market trading price will be used for FLEX Option values instead of the exchange’s model-based price. If the exchange on which the option is traded is unable to provide a model price, model-based FLEX Options prices will additionally be provided by a backup third-party pricing provider. In selecting the model prices, the Sub-Adviser may provide a review of the calculation of model prices provided by each vendor, and may note to such vendors of any data errors observed, or where an underlying component value of the model pricing package may be missing or incorrect, prior to publication by the vendor of the model pricing to the Fund Accounting Agent for purposes of that day’s NAV. If either pricing vendor is not available to provide a model price for that day, the value of a FLEX option will be determined by Innovator as Valuation Designee in accordance with the Valuation Procedures. In instances where in the same trading day, a particular FLEX Option is represented in an all-cash basket (either a creation unit or redemption unit), as well as in an in-kind basket (either a creation unit or a redemption unit), for valuation purposes that trading day the Fund will default to use the trade price for both instances, rather than the model price otherwise available for the in-kind transaction.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be valued at fair value. Any fair value determination will be made in accordance with the policies and procedures established by Innovator as Valuation Designee in accordance with Rule 2a-5.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact Innovator. Innovator is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). Innovator will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if Innovator has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by Innovator in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the SAI entitled “Determining Offering Price and Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 342 North Water Street, Suite 830, Milwaukee, Wisconsin 53202, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. Rule 12d1-4 under the 1940 Act provides the requirements under which an investment company may invest in securities of another investment company beyond the limits prescribed in Section 12(d)(1) of the 1940 Act. Any investment by another investment company in the Fund, or by the Fund in another investment company, must comply with Rule 12d1-4 in order to exceed the limits contained in Section 12(d)(1).

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.

Innovator Equity Dual Directional 15 Buffer ETF™ – July

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders and in Form N-CSR. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. In Form N-CSR, you will find the Fund’s annual and semi-annual financial statements. The Fund’s most recent SAI, annual or semi-annual reports and certain other information such as Fund financial statements are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 200 W. Front Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135